UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________________

Commission file number 0-21554

DENMARK BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)
Registrant's telephone number, including area code: **(920) 863-2161**
Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, no par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities. Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

___ Large accelerated filer ___ Accelerated filer
___ Non-accelerated filer (Do not check if a smaller reporting company) _X_ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2010, was $41,519,250 (110,718 shares at $375 per share, which is equal to the last sales price of shares sold during the registrant’s second fiscal quarter, according to information available to the registrant). As of February 23, 2011, there were 118,917 shares of the registrant's Common Stock (no par value) issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Documents*	Part of Form 10-K into Which Portions of Documents are Incorporated
Annual Report to Shareholders for the fiscal year ended December 31, 2010	Parts II and IV
Proxy Statement for Annual Meeting of Shareholders on April 26, 2011	Part III

*Only the portions of documents specifically listed herein are to be deemed incorporated by reference.

DENMARK BANCSHARES, INC.

ITEM 1. BUSINESS

History and General Business of Denmark Bancshares, Inc.

Denmark Bancshares, Inc. ("DBI") was formed in 1983 as a Wisconsin bank holding company for the purpose of acquiring and holding the Common Stock of the Denmark State Bank ("DSB"). The holding company was formed to allow DSB to expand its line of financial products, enabling it to compete with other financial institutions. DBI acquired DSB in 1983 through an exchange offer for shares of DSB. DBI's subsidiaries are DSB, Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. DACC was formed in 1986 and engages in certain types of agricultural lending activities. DBI Properties, Inc. was created in 2009 for the purpose of holding acquired real estate properties for resale. Unless the context otherwise requires, when used herein the term "DBI" refers to Denmark Bancshares, Inc. and all of its subsidiaries.

Securities and Exchange Commission Availability of Filings on Company Web Site

DBI electronically files the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Current Report) and Schedule 14A (Proxy Statement). DBI may file additional forms including amendments to these forms. The SEC maintains an Internet site, www.sec.gov, which contains annual reports, proxies, information statements, and other information of all issuers, including DBI, which files electronically with the SEC. Additionally, DBI's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K filed with the SEC, plus additional shareholder information are available free of charge on DSB's website, www.denmarkstate.com/inv_relations.htm, as soon as reasonably practical after the reports are filed electronically with SEC.

DSB

DSB offers a full line of retail banking services, including checking, time deposits of various types, loans for business, agri-business, real estate and personal use, and other miscellaneous banking services. DSB employs two experienced investment representatives who provide financial planning and sell annuities, mutual funds and other investment securities. DSB has six offices, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DSB also has seven automated teller machines at various locations throughout its market area. DSB also offers home and business banking 24 hours a day via telephone or online through a secure web site. These services allow customers to open deposit accounts, apply for loans, transfer funds between accounts and inquire about their balances or recent transaction activity, as well as provide information about current interest rates.

No significant portion of the loan portfolio of DSB is concentrated in one individual or group of individuals, and management believes that the portfolio's industry weighting is prudent. Seasonal factors do not materially affect the size or quality of the loan portfolio of DSB. Set forth below is a schedule of the concentration of DBI's loans, including loans of DSB and DACC, at December 31, 2010:

| | Year Ended December 31, | | | | |
	2010	2009	2008	2007	2006
(In thousands)					
Real Estate - Residential	$77,984	$86,975	$93,693	$95,108	$98,319
Real Estate - Commercial	58,304	58,242	53,828	59,169	60,496
Real Estate - Agricultural	71,782	54,661	47,405	43,445	39,858
Real Estate - Construction	12,793	15,737	20,200	22,723	27,621
Commercial	42,427	27,310	34,172	33,241	35,826
Agricultural	24,726	42,164	41,249	39,582	34,783
Consumer and other	11,339	11,544	10,234	9,368	9,128
TOTAL	$299,355	$296,633	$300,781	$302,636	$306,031

DSB offers a broad range of loans to individuals, businesses and farmers in its primary service area. DSB does not lend to foreign borrowers. Loans secured by residential real estate consist primarily of first lien mortgages on one-to-four family residential properties and represent DSB's largest category of loans. These loans, which can be amortized up to 30 years, are written primarily at fixed rates for one, three or five years. At the end of the term, the loan may be extended with payments based on interest rates prevailing at that time. A down payment of at least 20% is generally required for loan approval. DSB also makes home equity loans for a variety of purposes including education expenses, automobile purchases, debt consolidation, home improvements and other needs with flexible repayment terms.

Loans secured by commercial or agricultural real estate can be amortized up to 25 years and generally require a minimum down payment of 20% in cash or other collateral. Loans secured by commercial and agricultural real estate generally entail more risk than loans secured by residential real estate. These loans typically involve larger balances to single borrowers. Repayment of the loan is usually dependent on the cash flow and success of the business occupying the property. The value of the real estate may be impacted by environmental issues or by supply and demand conditions in the market for commercial and retail space. DSB tries to mitigate this by requiring an environmental questionnaire and appraisals for all loans in excess of $1 million and by requiring a higher initial down payment. DSB also requires that the borrower submit annual financial information or more regularly, as considered appropriate.

Loans secured by construction real estate consist primarily of loans related to one-to-four family residential development. Construction loans generally have terms up to one year and do not require amortization of the loan balance during the term. Construction loans present a higher degree of risk than permanent real estate loans. A borrower's ability to complete construction may be affected by a variety of factors such as cost overruns and construction delays caused by adverse weather conditions, contractor delays or other problems. DSB generally requires a minimum down payment of 20% in cash or other collateral.

Commercial and agricultural loans consist of secured loans to fund seasonal fluctuations, as well as to purchase equipment, livestock, vehicles, and other fixed assets. These loans may be structured as term loans or as revolving lines of credit. The term loans generally have a repayment schedule of up to seven years. The revolving lines of credit are generally secured by accounts receivable, inventory or other business assets. Revolving lines of credit are generally reviewed on an annual basis and usually require substantial repayment of principal during the course of the year. In addition to securing these loans with business and farm assets, DSB often obtains personal guarantees from principals of the borrower. DSB normally requires a minimum down payment of at least 25% in cash or other collateral for these loans.

Consumer and other loans consists of a wide variety of loans, both secured and unsecured, to individuals for an array of personal needs. These loans include installment, single payment notes, overdraft protection lines of credit and credit card loans.

Denmark Agricultural Credit Corporation
DACC commenced business in 1986 to provide a source of funds for farm loans and to provide a source of liquidity for DSB. As of the close of the fiscal year, DACC had a $30 million line of credit from AgriBank, FCB. DACC originates loans and purchases loans from DSB and other financial institutions. As of December 31, 2010, DACC held agricultural loans totaling $26.5 million. In 2010 the net income of DACC represented 19.8% of the consolidated net income of DBI.

DBI Properties, Inc.
DBI Properties, Inc. was formed in February 2009 for the purpose of holding certain foreclosed properties. As of December 31, 2010, this subsidiary did not hold any parcels in other real estate but had one commercial real estate loan outstanding for $1,080,000 as of December 31, 2010.

Areas Serviced by DBI; Competition
DBI serves Brown, Kewaunee, Manitowoc and Outagamie Counties, Wisconsin, including the villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown. The local economy of the areas served is based on agriculture and light industry, but the extended service area has a generally diversified economy. The local economic conditions prevailing at year-end varied by county but each county experienced lower unemployment than one year earlier and generally lower than the national unemployment rate of 9.4%. As of December 2010, the unemployment rate in Brown County, DBI's primary market, was 6.3% compared to 6.5%, 7.7% and 6.6% for Kewaunee, Manitowoc and Outagamie Counties, respectively. Brown County continued to experience a slow housing market reporting a drop in the number of home sales although a slight increase in the median sales price. In Brown County, home sales were down 13% to 2,078 units, compared to 2,369, 2,338 and 2,716 during 2009, 2008 and 2007, respectively. The median price of a home in Brown County increased 3% to $139,000, compared to $135,000, $147,100 and $149,200 during 2009, 2008 and 2007, respectively. Brown County's statistics were similar to the statewide results for Wisconsin, which experienced an 8% drop in the number of home sales and a 1% drop to $141,000 in the median sales price. The number of home sales in Wisconsin in 2009 benefited from the first-time home buyers credits, which expired early in 2010.

Most of DBI's loans are to businesses and individuals in Wisconsin (and, more specifically, in its four-county geographic area) and any general adverse change in the economic conditions prevailing in those areas could reduce DBI's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of DBI. If those areas experience adverse economic, political or business conditions, DBI would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

The agricultural economy experienced improvement during 2010, with net farm income estimated at $1.5 billion after the financial challenges during 2009 which yielded about $800 million in net farm income, the lowest net farm income since 2000. By comparison, net farm income was $2.0 billion in 2008 and a record $2.6 billion in 2007.

Wisconsin dairy farmers earned about $3 per hundredweight more on their milk checks and incurred lower feed bills in 2010. According to a report by the Wisconsin Department of Agricultural and Applied Economics at the University of Wisconsin-Madison and the Cooperative Extension of the University of Wisconsin, milk prices averaged about $16 per hundredweight in 2010 compared to averages of $13, $19 and $19 for the years 2009, 2008, and 2007, respectively. The number of Wisconsin dairy farms has significantly declined from more than 21,800 in 1999 to approximately 12,800 currently in operation. One year earlier there were 12,900 licensed dairy herds in Wisconsin. Larger dairy units have replaced many of the smaller family farms and the average herd size is now 99 dairy cows. As a result, DBI has a smaller pool of agricultural borrowers to lend to while competing with a similar number of agricultural lenders. Despite this, DBI has been able to increase its agricultural lending.

The financial services industry is highly competitive. DBI faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that have aggressively expanded into markets traditionally served by banks. Many of DBI's non-bank competitors are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured banks. As a result, such non-bank competitors may have advantages over DBI in providing certain services. DBI also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than DBI.

Employees of DBI
At December 31, 2010, DSB had 96 total employees, 76 of whom were full time. DBI considers its relationship with its employees to be excellent.

Supervision and Regulation
The operations of financial institutions, including banks and bank holding companies, are highly regulated, both at the federal and state levels. Numerous statutes and regulations affect the businesses of DBI and its subsidiaries. To the extent that the information below is a summary of statutory provisions, such information is qualified in its entirety by reference to the statutory provisions described. There are additional laws and regulations having a direct or indirect effect on the business of DBI or DSB.

In recent years, the banking and financial industry has been the subject of numerous legislative acts and proposals, administrative rules and regulations at both federal and state regulatory levels. As a result of such regulatory changes, the nature of the banking industry in general has changed dramatically in recent years as increasing competition and a trend toward deregulation have caused the traditional distinctions among different types of financial institutions to be obscured.

The performance and earnings of DSB, like other commercial banks, are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the Federal Reserve System regulates monetary and credit conditions and interest rates in order to influence general economic conditions primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. The policies of the Federal Reserve have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates earned on loans and investments. The general effect, if any, of such policies upon the future business and earnings of DSB cannot accurately be predicted.

DBI - As a registered bank holding company, DBI is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "Act"). The Act requires every bank holding company to obtain the prior approval of the Board of Governors of the Federal Reserve (the "Board") before it may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank, or acquire ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

Under the Act, DBI is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, nor can DBI or any subsidiary engage in any business other than banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries. DBI may, however, own shares of a company the activities of which the Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, and in which the holding company itself may engage. DBI is authorized under the Act to own DACC and DBI Properties, Inc., its nonbank subsidiaries.

As a registered bank holding company, DBI is supervised and regularly examined by the Board. Under the Act, DBI is required to file with the Board an annual report and such additional information as may be required. The Board can order bank holding companies and their subsidiaries to cease and desist from any actions which, in the opinion of the Board, constitute serious risk to the financial safety, soundness or stability of a subsidiary bank and are inconsistent with sound banking principles or in violation of law. The Board has adopted regulations that deal with the measure of capitalization for bank holding companies. Such regulations are essentially the same as those adopted by the FDIC, described below. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

Under Wisconsin law, DBI is also subject to supervision and examination by the Division of Banking of the Wisconsin Department of Financial Institutions (the "Division"). The Division is also empowered to issue orders to a bank holding company to remedy any condition or policy, which, in its determination, endangers the safety of deposits in any subsidiary state bank, or the safety of the bank or its depositors. In the event of noncompliance with such an order, the Division has the power to direct the operation of the state bank subsidiary and withhold dividends from the holding company. DBI, as the sole owner of the stock of a Wisconsin state-chartered bank, may be subject to assessment to restore impaired capital of the bank to the extent provided in Section 220.07, Wisconsin Statutes. Any such assessment would apply only to DBI and not to any shareholder of DBI.

Federal law prohibits the acquisition of "control" of a bank holding company by individuals or business entities or groups or combinations of individuals or entities acting in concert without prior notice to the appropriate federal bank regulator. For this purpose, "control" is defined in certain instances as the ownership of or power to vote 10% or more of the outstanding shares of the bank holding company.

The Gramm-Leach-Bliley Act of 1999 (the "GLBA Act"), repealed prior federal law prohibiting affiliations of banks with other types of financial services firms. The GLBA Act allows bank holding companies to engage in a full range of financial activities through an entity known as a financial holding company, or a national bank to engage in financial activities through a financial subsidiary. The GLBA Act allows banks to affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. DBI has not applied to become a financial holding company.

The Sarbanes-Oxley Act ("SOX"), which enacted sweeping measures that, among other things, tighten the rules governing auditors, corporate officers and executives, and investment banking research analysts, was signed into law as of July 30, 2002. SOX requires chief executive officers and chief financial officers of public companies to personally certify that the reports their companies file with the SEC are accurate and complete. Those persons who are responsible for accounting or reporting violations are subject to harsh civil and criminal penalties.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), signed into law on July 21, 2010, makes extensive changes to the laws regulating financial services firms and requires significant rulemaking. In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action. DBI is currently reviewing the impact the legislation will have on its and DSB's business.

The Dodd-Frank charges the federal banking agencies, including the Board and the FDIC, with drafting and implementing enhanced supervision, examination and capital standards for depository institutions and their holding companies. The Dodd-Frank Act also authorizes various new assessments and fees, expands supervision and oversight authority over nonbank subsidiaries, increases the standards for certain covered transactions with affiliates and requires the establishment of minimum leverage and risk-based capital requirements for insured depository institutions. In addition, the Dodd-Frank Act contains several provisions that change the manner in which deposit insurance premiums are assessed and which could increase the FDIC deposit insurance premiums paid by DSB.

The Dodd-Frank Act establishes a new, independent Consumer Financial Protection Bureau which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. States will be permitted to adopt stricter consumer protection laws and state attorneys general can enforce consumer protection rules issued by the Bureau.

The Dodd-Frank Act repeals the prohibition of the payment of interest on demand deposit accounts effective one year after the date of enactment, thereby permitting depository institutions to pay interest on business checking and other accounts.

The changes resulting from the Dodd-Frank Act, as well as the regulations promulgated by federal agencies, may impact the profitability of DBI's and DSB's business activities, require changes to certain of their business practices or otherwise adversely affect their businesses. These changes may also require DBI and DSB to invest significant management attention and resources to evaluate and make necessary changes.

DSB

As a state-chartered institution, DSB is subject to regulation, supervision and examination by the Division. Deposits of DSB are insured by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC") and, as a result, DSB is also subject to regulation, supervision and examination by the FDIC.

The Federal Deposit Insurance Act requires that the appropriate federal regulatory authority -- (FDIC in the case of DSB since it is an insured state bank, which is not a member of the Federal Reserve System) -- approve any acquisition through merger, consolidation, purchase of assets, or assumption of deposits. The same regulatory authority also supervises compliance by DSB with provisions of federal banking laws, which, among other things, prohibit the granting of preferential loans by a bank to executive officers, directors, and principal shareholders of the bank and of other banks that have a correspondent relationship with the bank.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Division is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Division should increase minimum required levels of capital; (ii) the total assets of DSB increase significantly; (iii) the income of DSB decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of DSB may decide or be required by the FDIC or the Division to retain a greater portion of DSB's earnings, thereby reducing or eliminating dividends.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in stock or other securities of the bank holding company and on the taking of such stock or securities as collateral for loans to any borrower. Under the Federal Reserve Act and regulations of the Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or any property or service.

The activities and operations of banks are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

The Community Reinvestment Act includes provisions under which the federal bank regulatory agencies must consider, in connection with applications for certain required approvals, including applications to acquire control of a bank or holding company or to establish a branch, the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities, including those of low and moderate-income borrowers.

FDICIA, among other things, establishes five tiers of capital requirements: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The FDIC has adopted regulations, which define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier I risk-based capital ratio (Tier I Capital to risk-weighted assets) of 6% or greater, and a Tier I leverage capital ratio (Tier I Capital to total assets) of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. The other categories are identified by descending levels of capitalization. Undercapitalized banks are subject to growth limitations and are required to submit a capital restoration plan. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. DSB currently exceeds the regulatory definitions of a well capitalized financial institution.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. by way of amendments to the Bank Secrecy Act ("BSA"), the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions.

Among other requirements, the USA PATRIOT Act and related regulations require banks to establish antimony laundering programs. Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program ("CIP") as part of its anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. DBI and its affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act.

DACC

DACC is also subject to various forms of regulation. To the extent that lending of DACC is funded by loans from one or more Farm Credit Banks, its operations are subject to regulations promulgated by the Federal Farm Credit Administration. Currently, the AgriBank, FCB (a wholesale lending cooperative whose primary function is to provide credit to farm service centers) conducts a review of DACC's loan portfolio at least once every three years. Also, loans originated by DACC are subject to the same consumer protection regulation that governs loan procedures of DSB.

DBI Properties, Inc.

DBI Properties is subject to various regulations governed by the Federal Reserve Board.

ITEM 1A. RISK FACTORS
Following are potential risks that management considers material that could affect the future operating results and financial condition of DBI. The risks are not listed in any particular order of importance and there is the potential that there are other risks that have either not been identified or were identified as immaterial that could impair DBI's business, operating results or financial condition.

Changing Economic Conditions in DBI's Primary Service Area Could Adversely Impact DBI's Financial Results and Condition
Most of DBI's loans are to businesses and individuals in Wisconsin (and, more specifically, Brown, Kewaunee, Manitowoc and Outagamie Counties), and any general adverse change in the economic conditions prevailing in these areas could reduce DBI's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on DBI's results of operations and financial condition. If these areas experience adverse economic, political or business conditions, DBI would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

The Current Financial Crisis Affecting the Banking System, Financial Markets and Economic Conditions, Generally, May Significantly Affect DBI's Financial Condition, Results of Operations, Liquidity or Stock Price.
The Emergency Economic Stabilization Act of 2008 and American Recovery and Reinvestment Act of 2009 were signed into law in response to the financial crisis affecting the banking system, financial markets and economic conditions generally. There have been numerous actions by the U.S. Treasury, the Federal Reserve Board, the FDIC and others to address the current liquidity and credit crisis. One purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. The regulatory initiatives may not have their desired effects**.** The capital and credit markets have recovered for large corporations and there has been less volatility over the past year however the credit markets remain tight for small businesses. If the economic conditions fail to improve or worsen, DBI's business, financial condition, results of operations and liquidity could be materially and adversely affected. A double dip recession with continued high unemployment and further declines in real estate values could lead to increased charge-offs resulting in higher provisions for loan losses and DBI's investments in privately issued mortgage-backed securities could become other-than-temporarily impaired and require charges to earnings or experience economic losses. Large loan losses or write-downs to the securities portfolio could result in net operating losses and, among other things, lead to increased regulatory scrutiny, increased FDIC insurance premiums, liquidity issues, loss of access to credit markets and suspension of dividends.

DBI is Subject to Restrictions on its Ability to Pay Dividends
DBI is a holding company with no significant operations of its own. Accordingly, the primary source of funds for DBI to pay dividends to its shareholders is dividends DSB and other subsidiaries pay to DBI. DBI's subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to DBI, whether by dividends, loans or other payments. The ability of DBI's subsidiaries to pay dividends or make distributions to DBI, and accordingly, DBI's ability to pay dividends on its common stock, will depend on the earnings, capital requirements and general financial condition of the subsidiaries and, in the case of DSB, on regulatory limitations. See "Item 1. Description of Business – Supervision and Regulation – DSB." If DBI does not receive adequate distributions from its subsidiaries, then it may not be able to make or may have to reduce dividend payments on its common stock.

Changing Interest Rates May Adversely Impact the Profitability of DBI
The profitability of DBI depends to a large extent on its net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on interest-bearing liabilities, such as deposits and borrowings. DBI is unable to influence or to predict accurately fluctuations of market interest rates, which are affected by many factors including inflation, unemployment, general economic conditions throughout the world, and actions of the Federal Reserve in adjusting the money supply. At any given time, DBI's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a positive or negative effect on DBI's net income, capital and liquidity.

The mismatch between maturities and interest rate sensitivities of interest-earning assets and interest-bearing liabilities results in interest rate risk, which risk will change as the level of interest rates change. DBI's liabilities consist primarily of deposits, which are either of a short-term maturity or have no stated maturity. These accounts typically can react more quickly to changes in market interest rates than DBI's assets because of the shorter maturity (or lack of maturity) and repricing characteristics of these deposits. Consequently, sharp increases or decreases in market interest rates may impact DBI's earnings negatively or positively, respectively.

Changes in interest rates will also affect the level of voluntary prepayments on DBI's loans and the receipt of payments on DBI's mortgage-backed securities, resulting in the receipt of proceeds that DBI may have to reinvest at a lower rate than the loan or mortgage-backed security being prepaid. Finally, changes in interest rates can result in the flow of funds away from banking institutions into investments in U.S. government and corporate securities, and other investment vehicles which, because of the absence of federal insurance premiums and reserve requirements, among other reasons, generally can pay higher rates of return than banking institutions.

DBI's Concentration on Small to Medium-Sized Business Customers May Adversely Impact DBI's Results if the Economy Worsens

One of the primary focal points of DBI's business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions worsen in Wisconsin, the businesses of DBI's lending clients and their ability to repay outstanding loans may be negatively affected. As a consequence, DBI's results of operations and financial condition may be adversely affected.

DBI's Concentration in Agricultural-Related Loans May Adversely Impact DBI's Results if the Economy Worsens

DBI has a concentration of agricultural-related loans amounting to approximately 32% of total loans as of December 31, 2010. The factors that influence the agricultural economy are complex and difficult to predict. These factors include, among other things, (i) the weather's effect on feed quality and quantity; (ii) the effect of governmental support programs on feed grain and dairy prices; (iii) import and export markets, including the effects of international trade regulations and tariffs; (iv) energy costs as they relate to fuel and fertilizer costs; (v) interest rates; (vi) supply and demand for feed grain and dairy; and (vii) market fluctuations created by consumer reaction to animal health issues. If agricultural conditions become unfavorable in Wisconsin, the businesses of DBI's agricultural clients and their ability to repay outstanding loans may be negatively affected. As a consequence, DBI's results of operations and financial condition may be adversely affected.

DBI's Allowance for Potential Loan Losses May Not Be Adequate

DBI makes various assumptions and judgments about the collectability of its loan portfolio and provides an allowance for potential losses based on a number of factors. DBI's allowance for potential loan losses is established in consultation with its management and is maintained at a level considered adequate by management to absorb loan losses that are inherent in DBI's portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond DBI's control, and such losses may exceed current estimates. Although DBI's management believes that the allowance for potential loan losses as of the date hereof is adequate to absorb losses that may develop in its existing portfolio of loans, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

In addition, federal and state regulators periodically review DBI's allowance for potential loan losses and may require DBI to increase its provision for potential loan losses or recognize further loan charge-offs, based on judgments different than those of DBI's management. Any increase in DBI's allowance for potential loan losses or loan charge-offs as required by these regulatory agencies would have a negative effect on the operating results of DBI.

Government Regulation and Monetary Policy Could Reduce DBI's Earnings

DBI and DSB are subject to extensive state and federal government supervision, regulation and control. Existing state and federal banking laws subject DBI and DSB to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of DSB's banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of DSB, to the advantage of DSB's non-bank competitors. In addition, economic and monetary policy of the Federal Reserve may increase DSB's cost of doing business and affect its ability to attract deposits and make loans. The techniques used by the Federal Reserve include setting the reserve requirements of banks and establishing the discount rate on bank borrowings. The policies of the Federal Reserve have a direct effect on the amount of bank loans and deposits, and the interest rates charged and paid thereon.

The Full Impact of the Recently Enacted Dodd-Frank Act is Currently Unknown

President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") on July 21, 2010. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States and requires federal agencies to adopt nearly 250 new rules and conduct more than 60 studies over the course of the next few years, ensuring that the federal regulations and implementing policies in these areas will continue to develop for the foreseeable future.

Significantly, the Dodd-Frank Act includes, but is not limited to, the following provisions which affect DBI or DSB:

- Establishes a new Bureau of Consumer Financial Protection ("CFPB") which will be responsible for most consumer protection laws and regulations and policies. The creation of the CFPB will directly impact the scope and cost of products and services offered to consumers by DSB and may have a material adverse impact on its financial performance.
- Revises the FDIC's insurance assessment methodology so that premiums will be assessed based upon the average consolidated total assets of DSB, less tangible equity capital.
- Permanently increases deposit insurance coverage to $250,000; in addition, for noninterest-bearing transaction accounts will receive unlimited FDIC deposit insurance through January 1, 2013.
- Authorizes the Federal Reserve to set debit interchange fees in an amount that is "reasonable and proportional" to the costs incurred by processors and card issuers.

Based on the text of the Dodd-Frank Act and the anticipated implementing regulations, it is anticipated that the costs to banks and their holding companies may increase or fee income may decrease significantly, which could adversely effect DBI's results of operations, financial condition or liquidity. Moreover, compliance obligations will expose DBI to additional noncompliance risk and could divert management's focus from the business of banking.

Significant Competition May Limit DBI's Potential for Success

The financial services industry is highly competitive. DBI faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that have aggressively expanded into markets traditionally served by banks. Many of DBI's non-bank competitors are not subject to the same degree of regulation as are imposed on bank holding companies, federally insured banks and Wisconsin-chartered state banks. As a result, such non-bank competitors may have advantages over DBI in providing certain services. DBI also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than DBI.

Loss of Key Personnel Could Adversely Impact DBI's Results

DBI's and DSB's success has been and will be greatly influenced by their continuing ability to retain the services of their existing senior management and, as they expand, to attract and retain additional qualified senior and middle management. DBI entered into nonqualified deferred compensation agreements with Carl T. Laveck, Chief Credit Officer of DSB, and John P. Olsen, Chief Executive Officer and President of DSB, to discourage them from leaving before January 2014. DBI has not entered into any other employment agreements or other contractual arrangements with its key personnel. The unexpected loss of the services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on DBI's and DSB's business and financial results.

Need for Technological Change May Increase DBI's Expenses

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. DBI's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in DBI's operations. A number of DBI's competitors may have substantially greater resources to invest in technological improvements. There can be no assurance that DBI will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The following table sets forth certain information relating to DBI's corporate offices and other facilities, all of which are owned by DBI:

Location	Approximate Square Feet	Principal Uses
Denmark	21,000	Principal corporate and banking offices
Bellevue	9,800	Branch bank
Maribel	1,900	Branch bank
Maribel	3,400	Space available for lease
Reedsville	3,600	Branch bank
Whitelaw	3,500	Branch bank
Wrightstown	3,600	Branch bank
Wrightstown	7,100	Leased to an unaffiliated third party
Denmark	5,000	Retail investments, accounting department and travel services

Each of the foregoing properties is in good condition and is suitable for banking operations. Portions of the upper and lower levels of the Wrightstown office are leased to an unaffiliated third-party. Portions of the upper and lower levels of the Maribel office are available for lease. All of the other properties are solely occupied by DBI.

In the opinion of management, all of DBI's properties are adequately covered by insurance. In addition to DBI's corporate offices and banking facilities, DBI from time to time acquires real estate upon foreclosure. DBI sells such real estate as soon as practicable after it is acquired.

ITEM 3. LEGAL PROCEEDINGS

Neither DBI nor any of its subsidiaries is a party to any legal proceedings, which, individually or in the aggregate, are material to DBI as a whole. From time to time DBI (through its subsidiaries) is involved in routine litigation, including collection matters.

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information contained under the caption "Market Information" in the Quarterly Financial Information section of the Annual Report is incorporated herein by reference. Information concerning restrictions that limit DBI's ability to pay dividends is contained under the caption "Capital Resources" in the Management's Discussion and Analysis section of the Annual Report and is also incorporated herein by reference.

Unregistered Sales of Equity Securities and Use of Proceeds
DBI did not sell any of its securities without registration during the past three years or repurchase any of its securities during the fourth quarter of 2010.

ITEM 6. SELECTED FINANCIAL DATA

The information contained in the section captioned "Selected Financial Data" in the Annual Report is incorporated herein by reference. Such information should be read along with DBI's financial statements and the notes to those financial statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference elsewhere herein.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The information contained in the section captioned "Management's Discussion and Analysis" in the Annual Report is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

N/A

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, including the notes thereto and the Report of Independent Registered Public Accounting Firm, required by this item are contained in the sections captioned "Consolidated Financial Statements" and "Notes to the Consolidated Financial Statements" in the 2010 Annual Report and are incorporated herein by reference. The supplementary data required by this item is contained in the section captioned "Selected Financial Information" under the heading "Quarterly Financial Information".

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures as of December 31, 2010. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the 2010 fiscal year are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting is on page 8 of the 2010 Annual Report and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no significant changes in DBI's internal control over financial reporting that occurred during the fourth quarter of 2010 that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 9B. OTHER INFORMATION

None


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal I - Election of Directors," "Section 16 (a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Corporate Governance" and "Audit Committee Report" in DBI's proxy statement for the 2011 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information in DBI's proxy statement for the 2011 Annual Meeting of Shareholders, which contains information concerning this item under the captions "Director Compensation," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation," is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in DBI's proxy statement for the 2011 Annual Meeting of Shareholders, which contains information concerning this item under the caption "Voting Securities and Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in DBI's proxy statement for the 2011 Annual Meeting of Shareholders, which contains information concerning this item under the captions "Transactions With Related Persons" and "Corporate Governance," is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in DBI's proxy statement for the 2011 Annual Meeting of Shareholders, which contains information concerning this item under the caption "Ratification of Selection of Independent Registered Public Accountants," is incorporated herein by reference.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) 1. and 2. Financial Statements and Financial Statement Schedules

The following financial statements and financial statement schedules are contained in the Annual Report to Shareholders:

Selected Financial Information

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition as of December 31, 2010 and 2009

Consolidated Statements of Income for the Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

(a) 3. Exhibits"

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation [Incorporated by reference to Exhibit 3.1 to DBI's report on Form 10-Q for the quarter ended June 30, 2002]
3.2	Second Amended and Restated Bylaws [Incorporated by reference to Exhibit 3.2 to DBI's report on Form 10-K for the year ended December 31, 2009]
10.1*	Deferred Compensation Agreement with Carl T. Laveck [Incorporated by reference to Exhibit 10.1 to DBI's report on Form 8-K dated February 10, 2009]
10.2*	Deferred Compensation Agreement with John P. Olsen [Incorporated by reference to Exhibit 10.1 to DBI's report on Form 8-K dated April 6, 2010]
11.1	Statement Re Computation of Per Share Earnings
13.1	Annual Report to Shareholders for the Fiscal Year Ended December 31, 2010, to the extent incorporated herein by reference
21.1	List of Subsidiaries
23.1	Consent of Wipfli LLP
31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* - A management contract or compensating plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENMARK BANCSHARES, INC.

By: /s/ John P. Olsen
John P. Olsen, President and CEO

Date: February 22, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By: /s/ John P. Olsen
John P. Olsen,
President and CEO
Principal Executive Officer

By: /s/ Dennis J. Heim
Dennis J. Heim,
Vice President, CFO and Treasurer
Principal Accounting Officer

By: /s/ Jill S. Feiler
Jill S. Feiler,
Vice President and Secretary

By: /s/ Janet L. Bonkowski
Janet L. Bonkowski,
Director

By: /s/ Thomas N. Hartman
Thomas N. Hartman,
Director

By: /s/ William F. Noel
William F. Noel,
Director

By: /s/ Michael L. Heim
Michael L. Heim,
Director

By: /s/ Diane L. Roundy
Diane L. Roundy,
Director

By: /s/ Kenneth A. Larsen, Sr.
Kenneth A. Larsen, Sr.,
Director

By: /s/ Thomas F. Wall
Thomas F. Wall,
Director

February 22, 2011

14

INDEX TO EXHIBITS
DENMARK BANCSHARES, INC.
FORM 10-K

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation [Incorporated by reference to Exhibit 3.1 to DBI's report on Form 10-Q for the quarter ended June 30, 2002]
3.2	Second Amended and Restated Bylaws [Incorporated by reference to Exhibit 3.2 to DBI's report on Form 10-K for the year ended December 31, 2009]
10.1*	Deferred Compensation Agreement with Carl T. Laveck [Incorporated by reference to Exhibit 10.1 to DBI's report on Form 8-K dated February 10, 2009]
10.2*	Deferred Compensation Agreement with John P. Olsen [Incorporated by reference to Exhibit 10.1 to DBI's report on Form 8-K dated April 6, 2010]
11.1	Statement Re Computation of Per Share Earnings
13.1	Annual Report to Shareholders for the Fiscal Year Ended December 31, 2010, to the extent incorporated herein by reference
21.1	List of Subsidiaries
23.1	Consent of Wipfli LLP
31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* - A management contract or compensating plan or arrangement.

DENMARK BANCSHARES, INC.

EXHIBIT 11.1

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,		
	2010	2009	2008
Net income	$3,441,686	$878,323	$3,791,233
Weighted average shares outstanding	118,917	119,002	119,053
Net income per share	$28.94	$7.38	$31.84

DENMARK BANCSHARES, INC.

EXHIBIT 13.1

Annual Report to Shareholders for the Fiscal Year Ended December 31, 2010

PRESIDENT'S LETER

To Our Shareholders

We are pleased to present to you the 2010 annual report, which details a remarkable turnaround in both profitability and asset quality as compared to last year's results. You'll notice in the pages to follow how the enhanced risk management practices implemented during the last few years have contributed to the improved results. The most notable improvement comes in the form of substantially lower charge-offs which resulted in a large decrease in the provision for credit losses and directly led to an increase in net income of more than 290%. We have also successfully managed interest rate risk and have experienced very little fluctuation in net interest income during the last three years ranging from a low of $14.5 million to a high of $14.6 million. Control of noninterest expense was also a priority, as 2010 noninterest expenses are lower than those incurred five years ago. Noninterest income reached an all-time historic high of $2.1 million in 2010.

Our impressive improvement can be linked to the successful implementation of our strategic plan. We made a commitment that asset quality improvement would be our number one priority. We kept that commitment by implementing lending policies with more stringent underwriting guidelines. We continued aggressively collecting delinquent loans and disposing of acquired properties. The focus on quality first, then profitability and lastly growth in new credits and a bank-wide effort to improve asset quality has produced the desired results.

During these historic times in the banking industry, and the lingering effects of the Great Recession, we are pleased to have maintained our superior leverage capital ratio of 13.5% which remains very strong compared to our peers. We would also like to highlight our ability to maintain your dividend payout, in a time when many of our "too big to fail" and community bank competitors have decreased or stopped their dividends all together.

We look toward 2011 with the understanding that we will be faced with challenges along the way due to continued economic uncertainty in the housing, commercial real estate and agricultural markets. The new regulatory environment, which is meant to address the problems brought on by Wall Street firms and large financial institutions, will also prove challenging in 2011. Community banks did not cause the recession, however the regulatory environment will have an impact on the profitability of community banks with increased costs of compliance and staffing. The challenge remains to continue the improvement and then sustain the asset quality through the next down credit cycle but we are satisfied with the improvement during this weak economic environment.

As you know, Denmark State Bank has been serving customers in Northeastern Wisconsin for the past 102 years. As a locally owned and managed community bank we are dedicated to continue the tradition of local servicing and local decision making. As community bankers we understand that our customers are our greatest asset. We rely on knowing our customers and helping them manage their relationships through good as well as difficult economic times. We are excited to continue our commitment and support of the local communities that we serve.

Your local management team is committed to the implementation of our strategic plan which will ensure our continued success and profitability by focusing on asset quality improvement, development of our team, growth and technology. We are also committed to embracing our important and unique role as a local community bank. Community banking is what Denmark State Bank does, it is who we are every day. This year's annual report highlights this important message. We look forward to a bright future in partnership with our shareholders, customers and community.

Thank you for your confidence and as always your continued support.

Jack Olsen   Jill Feiler
CEO and President   President
Denmark Bancshares, Inc.   Denmark State Bank

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2010	2009	2008	2007	2006
INCOME STATEMENT DATA					
Interest income	$19,495	$21,156	$24,074	$26,193	$24,683
Interest expense	4,986	6,558	9,545	12,756	12,198
Net interest income	$14,509	$14,598	$14,529	$13,437	$12,485
Less: Provision for credit losses	1,240	5,500	1,000	903	1,257
Net interest income after provision for credit losses	$13,269	$9,098	$13,529	$12,534	$11,228
Plus: Noninterest income	$2,084	$1,875	$1,601	$1,832	$1,619
Less: Noninterest expense	10,709	10,751	10,955	10,190	10,823
Net noninterest expense	($8,625)	($8,876)	($9,354)	($8,358)	($9,204)
Income before income taxes	$4,644	$222	$4,175	$4,176	$2,024
Income tax expense (benefit)	1,202	(656)	384	866	9
Net income	$3,442	$878	$3,791	$3,310	$2,015
PER SHARE DATA					
Net income	$28.94	$7.38	$31.84	$27.80	$16.87
Cash dividends declared	14.50	14.50	14.50	14.40	14.30
Book value (year end)	453.47	429.74	438.69	435.42	420.33
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$301,339	$299,369	$294,363	$305,273	$314,411
Investment securities	64,317	65,503	69,423	52,251	48,896
Assets	403,890	398,216	396,606	393,547	401,720
Deposits	303,667	293,056	294,982	289,021	288,976
Stockholders' equity	51,918	51,682	52,784	50,924	50,183
Year-end balances:					
Total loans	$299,355	$296,633	$300,781	$302,636	$306,031
Allowance for possible credit losses	6,864	6,226	6,356	5,871	5,732
Investment securities	63,050	67,115	73,031	51,715	51,085
Assets	420,315	408,357	414,072	409,934	402,843
Deposits	320,499	306,478	306,001	308,954	293,662
Long-term debt	29,700	30,850	30,850	25,750	27,802
Stockholders' equity	53,926	51,104	52,227	51,838	50,042
FINANCIAL RATIOS					
Return on average equity	6.63%	1.70%	7.18%	6.50%	4.02%
Return on average assets	0.85%	0.22%	0.96%	0.84%	0.50%
Net interest spread (tax-equivalent)	3.85%	3.78%	3.64%	3.24%	2.98%
Dividend Payout Ratio	50.10%	196.43%	45.53%	51.79%	84.66%
Average equity to average assets	12.83%	12.98%	13.31%	12.94%	12.49%
Allowance for credit losses to loans	2.29%	2.10%	2.11%	1.94%	1.87%
Non-performing loans to allowance for credit losses	125.77%	204.84%	244.16%	134.63%	139.57%

Dollars in thousands except per share data.

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC").

WIPFLi.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying consolidated balance sheets of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

February 22, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, DBI's management believes that, as of December 31, 2010, DBI's internal control over financial reporting is effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of DBI's registered accounting firm regarding internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the control procedures may deteriorate.

John P. Olsen   Dennis J. Heim
CEO and President   CFO and Vice President

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2010	2009
Cash and due from banks	$16,917,728	$17,425,697
Federal funds sold	18,321,000	3,500,000
Investment Securities		
Available-for-sale, at fair value	63,049,646	35,304,273
Held-to-maturity (fair value approximates $32,987,705 in 2009)	-	31,810,942
Total Investment Securities	$63,049,646	$67,115,215
Loans, less allowance for credit losses of $6,864,497 and $6,225,627, respectively	292,490,507	290,407,280
Loans held for sale	3,715,671	954,682
Premises and equipment, net	7,368,904	7,521,366
Other investments, at cost	4,608,899	4,866,091
Accrued interest receivable	1,204,984	1,373,541
Other assets	12,637,998	15,193,014
TOTAL ASSETS	$420,315,337	$408,356,886

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$37,965,690	$37,051,679
Interest-bearing	282,533,731	269,426,590
Total Deposits	$320,499,421	$306,478,269
Short-term borrowings	13,888,046	17,970,928
Accrued interest payable	404,467	559,249
Other liabilities	1,897,580	1,394,792
Long-term debt	29,699,999	30,850,000
Total Liabilities	$366,389,513	$357,253,238
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; issued 118,917 net of 2,613 shares of treasury stock	$16,048,110	$16,048,110
Paid in capital	469,986	469,986
Retained earnings	38,031,717	36,314,327
Accumulated other comprehensive loss	(623,989)	(1,728,775)
Total Stockholders' Equity	$53,925,824	$51,103,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$420,315,337	$408,356,886

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2010	2009	2008
Interest Income			
Loans including fees	$16,877,396	$17,718,820	$20,134,097
Investment securities:			
Taxable	1,033,035	1,568,816	1,862,908
Tax-exempt	1,497,610	1,806,628	1,875,225
Interest on federal funds sold	9,648	9,889	101,883
Other interest income	77,637	51,774	100,379
	$19,495,326	$21,155,927	$24,074,492
Interest Expense			
Deposits	$3,772,987	$5,070,488	$7,782,364
Short-term borrowings	161,564	200,701	476,332
Long-term debt	1,051,525	1,286,423	1,286,798
	$4,986,076	$6,557,612	$9,545,494
Net interest income	$14,509,250	$14,598,315	$14,528,998
Provision for Credit Losses	1,240,000	5,500,500	1,000,000
Net interest income after			
provision for credit losses	$13,269,250	$9,097,815	$13,528,998
Other Income			
Service fees and commissions	$905,766	$894,581	$833,544
Investment security gains	68,156	38,444	31,486
Loan sale gains	300,404	285,494	64,939
Bank owned life insurance	263,931	268,555	260,864
Other	545,730	388,168	410,270
	$2,083,987	$1,875,242	$1,601,103
Other-than-Temporary Impairment Losses, Net			
Total other-than-temporary impairment losses	$1,633,223	$2,555,833	$0
Amount in other comprehensive income, before taxes	($1,513,451)	($2,243,117)	0
	$119,772	$312,716	$0
Other Expense			
Salaries and employee benefits	$6,232,419	$6,049,271	$6,418,257
Occupancy expenses	1,022,499	1,128,484	1,299,154
Data processing expenses	676,088	669,690	657,450
FDIC Insurance Premiums	649,058	617,432	240,000
Marketing expenses	103,317	111,912	109,966
Directors fees	139,500	131,800	130,850
Professional fees	364,110	331,233	363,299
Printing and supplies	129,752	166,574	142,647
Amortization of intangibles	192,391	192,391	192,391
Loss on sale of other real estate	126,289	29,687	506,184
Other real estate expenses	456,966	471,601	409,756
Other operating expenses	497,010	538,117	484,932
	$10,589,399	$10,438,192	$10,954,886
Income before income taxes	$4,644,066	$222,149	$4,175,215
Income tax expense (benefit)	1,202,380	(656,174)	383,982
NET INCOME	$3,441,686	$878,323	$3,791,233
EARNINGS PER COMMON SHARE	$28.94	$7.38	$31.84

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount				
BALANCE, DECEMBER 31, 2007	119,053	$16,106,590	$469,986	$35,096,323	$165,131	$51,838,030
Comprehensive income						
Net income				3,791,233		3,791,233
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (1)					(1,675,834)	(1,675,834)
Total comprehensive income						$2,115,399
Cash dividend, $14.50 per share				(1,726,269)		(1,726,269)
BALANCE, DECEMBER 31, 2008	119,053	$16,106,590	$469,986	$37,161,287	($1,510,703)	$52,227,160
Comprehensive income						
Net income				878,323		878,323
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (2)					(218,072)	(218,072)
Total comprehensive income						$660,251
Cash dividend, $14.50 per share				(1,725,283)		(1,725,283)
Treasury Stock Purchases	(136)	(58,480)				(58,480)
BALANCE, DECEMBER 31, 2009	118,917	$16,048,110	$469,986	$36,314,327	($1,728,775)	$51,103,648
Comprehensive income						
Net income				3,441,686		3,441,686
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (3)					1,104,786	1,104,786
Total comprehensive income						$4,546,472
Cash dividend, $14.50 per share				(1,724,296)		(1,724,296)
BALANCE, DECEMBER 31, 2010	118,917	$16,048,110	$469,986	$38,031,717	($623,989)	$53,925,824

(1) Disclosure of reclassification amount:

Unrealized holding losses arising during the period	($1,694,884)
Plus: reclassification adjustment for gains included in net income, net of income tax	19,050
Net unrealized losses on securities	($1,675,834)

(2) Disclosure of reclassification amount:

Unrealized holding losses arising during the period	($698,625)
Plus: Tax benefit on unrealized losses	$314,262
Plus: Reclassification adjustment for net losses realized and included in net income	$274,272
Plus: Reclassification adjustment for tax benefit on realized net losses	(107,981)
Net unrealized losses on securities	($218,072)

(3) Disclosure of reclassification amount:

Unrealized holding gains arising during the period	$1,653,524
Less: Tax expense on unrealized gains	($580,033)
Plus: Reclassification adjustment for net losses realized and included in net income	$51,616
Less: Reclassification adjustment for tax benefit on realized net losses	(20,321)
Net unrealized gains on securities	$1,104,786

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2010	2009	2008
Cash Flows from Operating Activities:			
Net income	$3,441,686	$878,323	$3,791,233
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	461,817	573,177	682,458
Provision for credit losses	1,240,000	5,500,500	1,000,000
Amortization of intangibles	192,391	192,391	192,391
Gains on sales of loans	(300,404)	(285,494)	(64,939)
Loss on sale of other real estate & other assets	138,790	28,686	506,366
Amortization of bond premium	347,770	57,060	54,160
Accretion of bond discount	(275,324)	(428,554)	(415,401)
Loans originated for sale	(29,343,086)	(27,020,161)	(6,093,768)
Proceeds from sale of loans	26,582,097	26,065,479	5,921,498
Gain on sale of securities	(68,156)	(38,444)	(31,486)
Loss on investment securities writedowns	119,772	312,716	0
Income from bank owned life insurance	(263,931)	(268,555)	(260,864)
Decrease in interest receivable	168,557	229,006	577,510
Decrease in interest payable	(154,782)	(207,049)	(409,222)
Decrease (increase) in prepaid FDIC Ins premiums	617,723	(1,651,018)	0
Other, net	2,114,043	(2,227,519)	(173,170)
Net Cash Provided by Operating Activities	$5,018,963	$1,710,544	$5,276,766
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$4,570,000	$4,845,000	$3,410,000
Maturities and sales of available-for-sale securities	19,757,697	19,340,809	15,654,927
Purchases of held-to-maturity securities	0	(268,353)	(4,020,384)
Purchases of available-for-sale securities	(18,732,666)	(18,290,683)	(38,681,761)
Money market mutual funds, net	257,192	91,107	1,629,427
Federal funds sold, net	(14,821,000)	5,719,000	11,617,000
Proceeds from sale of foreclosed assets	868,653	2,399,023	3,524,848
Net decrease (increase) in loans made to customers	(4,181,426)	(3,457,187)	158,398
Capital expenditures	(309,355)	(137,612)	(70,777)
Net Cash (Used) Provided by Investing Activities	($12,590,905)	$10,241,104	($6,778,322)
Cash Flows from Financing Activities:			
Net increase (decrease) in deposits	$14,021,152	$476,822	($2,952,378)
Purchase of treasury stock	0	(58,480)	0
Dividends paid	(1,724,296)	(1,726,268)	(1,720,316)
Debt proceeds	15,447,116	17,613,878	31,816,276
Debt repayments	(20,679,999)	(22,058,017)	(25,047,849)
Net Cash Provided (Used) by Financing Activities	$7,063,973	($5,752,065)	$2,095,733
Net increase (decrease) in cash and cash equivalents	($507,969)	$6,199,583	$594,177
Cash and cash equivalents, beginning	17,425,697	11,226,114	10,631,937
CASH AND CASH EQUIVALENTS, ENDING	$16,917,728	$17,425,697	$11,226,114
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$1,158,603	$2,260,482	$2,356,924
Total increase in unrealized loss on securities			
available-for-sale	$1,773,296	$385,909	$2,714,523

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. ("DBI") is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended. As such, it exercises control over Denmark State Bank ("DSB"), Denmark Ag Credit Corporation ("DACC") and DBI Properties, Inc. A majority of DBI's assets are held by DSB. DBI Properties, Inc. was formed in February 2009 for the purpose of holding certain foreclosed properties.

DSB, a wholly owned subsidiary of DBI, operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. ("DII") is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $791,977, $266,992 and $890,818 and interest paid was $5,148,032, $6,776,072 and $9,963,669 for the years ended December 31, 2010, 2009 and 2008, respectively.

Investment Securities

Investment securities are designated as available-for-sale. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Prior to 2010, some debt securities were classified as held-to-maturity and stated at cost adjusted for amortization of premiums and accretion of discounts, which were recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the trade date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Declines in fair value of securities that are deemed to be other-than-temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

DBI's customer information system tracks the past due status of all loans beginning with the first day a payment is late. On a weekly basis, lenders are given a report with all loans past due one day or more to allow them to actively monitor the portfolio and attempt to keep past due levels to a minimum.

All loans are given an internal risk rating when the loan is originated. On a quarterly basis, risk rating reports are distributed to the lenders to ensure that loans are appropriately rated. On an annual basis, all commercial loans over $100,000 and agricultural loans over $200,000 are reviewed by the loan officer and/or credit analyst. All loans over $1 million are independently reviewed annually by the Chief Credit Officer. An independent third party also performs periodic reviews of risk ratings to ensure that loans are accurately graded. The internal risk ratings are defined as:

- *Non-classified loans* are assigned a risk rating of 1 – 4 with a one-rated credit being the highest quality. Non-classified loans have credit quality that ranges from well above average quality to some inherent industry weaknesses that may present higher than average risk due to conditions affecting the borrower, the borrower's industry or economic environment.
- *Special mention loans* are assigned a risk rating of 5. Potential weaknesses exist that deserve management's close attention. If left uncorrected, the potential weaknesses may result in deterioration of repayment prospects or in the bank's credit position at some future date.
- *Substandard loans* are internally assigned a rating of 6. These loans are inadequately protected by the current worth and paying capacity of the borrower. Well-defined weaknesses exist that may jeopardize the liquidation of the debt. There is a possibility of some loss if the deficiencies are not corrected. At this point, the loan may still be performing and accruing.
- *Doubtful loans* are rated 7 and have all the weaknesses of a substandard credit plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of current facts, conditions and values highly questionable and improbable. The possibility of loss is extremely high but because of certain important and reasonable specific pending factors, which may work to the advantage of strengthening the asset, its classification as an estimated loss is deferred until its more exact status can be determined.
- *Loss loans* are rated internally as an 8. A loss amount has been determined and this has been charged-off against the allowance for loan losses. All or a portion of the charge-off may be recovered in the future and any such recoveries would also be recorded through the allowance.

DBI's policy is to place into nonaccrual status all loans that are contractually past due 90 days or more, along with all other loans as to which reasonable doubt exists to the full and timely collection of principal and/or interest based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Loan charge-offs for all loans will occur as soon as there is a reasonable probability of loss. When the amount of the loss can be readily calculated, the charge-off will be recorded as soon as practical within the quarter the loss was identified. Loans that are partially charged-off will be placed in non-accrual status unless the remaining loan is restructured with adequate collateral and payments are assured and current.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Interest income is recognized in the same manner described above for nonaccrual loans. Further detail on the analysis of impaired loans can be found below in the discussion of the Allowance for Loan Losses.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic accounting principles: (1) *FASB Accounting Standards Codification* (ASC) *Topic 310-10 "Receivables – Overall,"* (formally FAS 114) which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's contractual terms, and, (2) *ASC Topic 450, "Contingencies,"* (formally FAS 5) which requires that losses be accrued when they are probable of occurring and estimable. The FFIEC "Interagency Policy Statement on the Allowance for Loan and Lease Losses" provides additional guidance on the allowance methodology.

On a quarterly basis, management utilizes a systematic methodology to determine an appropriate allowance for loan losses. This methodology includes a loan grading system that requires quarterly reviews; identification of loans to be evaluated on an individual basis for impairment; results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies; consideration of current trends and volumes of nonperforming, past-due, nonaccrual and potential problem loans; as well as national and local economic trends and industry conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In applying the methodology, all troubled debt restructurings, regardless of size, are considered impaired and will be individually evaluated. All nonaccrual and watchlist commercial real estate, construction and land development, agricultural real estate, multifamily residential real estate, commercial, and agricultural production loans over $50,000 are evaluated individually to determine if they are impaired. Nonaccrual residential real estate or consumer loans that are larger than is customary for DBI will also be considered impaired and evaluated individually as there would be no pool of similar loans to evaluate these loans under ASC Topic 450. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance in conjunction with ASC Topic 310-10.

Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so each segment of loans will have similar risk factors: (1) residential real estate, (2) agricultural real estate, (3) commercial real estate, (4) construction and land development, (5) commercial, (6) agricultural, (7) consumer, (8) guaranteed loans and (9) other. These loans are further segregated by internal risk ratings of non-classified, special mention, substandard and doubtful, which are defined above.

Risk factor percentages are applied to the risk rating segments of the non-impaired loans to calculate an allowance allocation in conjunction with ASC Topic 450. The risk factor percentages are based on historical loan loss experience for each loan type and are adjusted for current economic conditions and trends as well as internal loan quality trends. The historical loan loss percentages are applied to the non-classified portion of the portfolio to determine the required allocation to the allowance. The historical loan loss percentages are then multiplied by a factor based on current economic conditions to calculate the allocation for each of the remaining risk rating categories of the non-impaired loans. The current economic conditions take into account items such as vacancy rates for rental properties; property values based on actual recent sales transactions; income projections based on current prices such as dairy commodities; and other available economic data.

The above steps result in calculations that estimate the credit losses inherent in the portfolio at that time. The calculations are used to confirm the adequacy and appropriateness of the actual balance of the allowance, recognizing that the allowance represents an aggregation of judgments and estimates by management. Such calculations will influence the amount of future provisions for loan losses charged to expense.

The calculation is submitted to DSB's Board of Directors quarterly along with a recommendation for the amount of the monthly provision to the allowance. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the allowance and provision expense could be materially affected.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $863,941 and $1,700,280 at December 31, 2010 and 2009, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock, money market funds held by the investment subsidiary and AgriBank stock. Other investments are evaluated for impairment on an annual basis. As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method the net deferred income taxes are provided for timing differences between book and tax bases of assets and liabilities in the consolidated financial statements and those reported for income tax purposes. A liability may also be recognized for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Treasury Stock

Treasury stock consists of 2,613 shares at a cost of $2,125,866 as of December 31, 2010 and 2009 and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 118,917, 119,002 and 119,053 for the years ended December 31, 2010, 2009 and 2008, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to amend *Topic 820, "Fair Value Measurements and Disclosures"* requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy, including the reasons for these transfers, and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.

In an effort to clarify existing fair value disclosures, these amendments also add a level of disaggregation by requiring entities to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the financial statements. Additional clarification is also required on the valuation techniques and inputs. Entities should provide disclosures about the valuation techniques and inputs used to measure fair value for assets or liabilities valued on both a recurring and non-recurring basis where those measurements are considered to be either Level 2 or Level 3 inputs. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in roll-forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of these disclosures did not have a significant impact on DBI's financial statements.

In February 2010, the FASB issued guidance that amended *Topic 855, "Subsequent Events."* These *Amendments to Certain Recognition and Disclosure Requirements* remove the requirement for a Securities and Exchange Commission ("SEC") filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The FASB believes these amendments remove potential conflicts with the SEC's literature. This amendment was effective immediately upon final issuance and did not have a significant impact on DBI's financial statements.

In April 2010, the FASB issued guidance that updated *Topic 310, "Receivables."* The *Effect of Loan Modification when the Loan is Part of a Pool that is Accounted for as a Single Asset* clarifies how a loan that is part of a pool should be accounted for if the loan is modified in such a manner that it would constitute a troubled debt restructuring. This amendment to *Topic 310* indicates that modifications of loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modification of those loans would be considered troubled debt restructuring. The amendment is effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010. Adoption of this amendment did not have a significant impact on DBI's financial statements.

In July 2010, the FASB issued guidance that updated *Topic 310, "Receivables."* The *Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses* amends *Topic 310* to improve the disclosures about the credit quality of an entity's financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:

1. A roll-forward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method;
2. For each disaggregated ending balance in item 1 above, the related recorded investment in financing receivables;
3. The nonaccrual status of financing receivables by class of financing receivables; and
4. Impaired financing receivables by class of financing receivables.

The amendments also require an entity to provide the following additional disclosures about its financing receivables:

1. Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;
2. The aging of past due financing receivables at the end of the reporting period by class of financing receivables;
3. The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses;
4. The nature and extent of financing receivables modified as troubled debt restructurings within the previous twelve months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses; and
5. Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segments.

The disclosures as of the end of the reporting period will be effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period will be effective for interim and annual reporting periods beginning on or after December 15, 2010. While this update to *Topic 310* changed the format of certain disclosures, it did not have a significant impact on DBI's financial statements. The disclosures related to troubled debt restructurings were delayed for an estimated period of six months.

NOTE 2 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $974,000 and $932,000 as of December 31, 2010 and 2009, respectively, were satisfied by currency and coin holdings. Effective December 31, 2010, accounts at each institution where DBI maintains a correspondent banking relationship are insured in full by the Federal Deposit Insurance Corporation Transaction Guarantee Program until December 31, 2012, upon which time the insurance is expected to revert back to $250,000.

NOTE 3 – INVESTMENT SECURITIES

During the fourth quarter of 2010, all securities previously classified as held-to-maturity were transferred to available-for-sale for liquidity purposes to provide additional flexibility within the investment portfolio. Due to this reclassification, any unrealized gains or losses on municipal securities previously reported at amortized cost were recognized through accumulated other comprehensive loss on the balance sheet as of December 31, 2010. At the time of transfer from held-to-maturity, the amortized cost of the securities was $26,972,672 with unrealized gains of $514,883. The result was an increase in the fair value of available-for-sale securities of $27,487,555.

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | December 31, 2010 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	20,854,514	251,779	(41,020)	21,065,273
State and local governments	30,524,272	876,975	(494,985)	30,906,262
Residential mortgage-backed securities	12,741,679	117,494	(1,781,062)	11,078,111
	$64,120,465	$1,246,248	($2,317,067)	$63,049,646

| | December 31, 2009 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$3,999,014	$2,800	$0	$4,001,814
U.S. Government-sponsored agency MBS	9,681,926	98,881	(1,818)	9,778,989
State and local governments	2,875,914	81,651	(716)	2,956,849
Residential mortgage-backed securities	21,591,534	125,727	(3,150,640)	18,566,621
	$38,148,388	$309,059	($3,153,174)	$35,304,273

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | December 31, 2010 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$0	$0	$0	$0

| | December 31, 2009 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$31,810,942	$1,564,481	($387,718)	$32,987,705

The amortized cost and estimated fair values of securities at December 31, 2010, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
Amounts Maturing	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$6,824,134	$6,903,529	$0	$0
From one through five years	29,755,540	30,307,725	0	0
From five through ten years	17,998,034	17,077,752	0	0
After ten years	9,542,757	8,760,640	0	0
	$64,120,465	$63,049,646	$0	$0

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

Four available-for-sale corporate-issued residential mortgage-backed securities were sold in 2010 resulting in realized gains of $68,156 and total sales proceeds of $4,999,632. Four available-for-sale agency step-up securities were sold in 2009 for total proceeds of $3,289,036, with gross realized gains of $38,444.

At December 31, 2010, twenty four debt securities have unrealized losses with aggregate depreciation of 12.1% from DSB's amortized cost basis. Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

December 31, 2010	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized	Estimated Fair	Gross Unrealized	Estimated Fair
Securities Available for Sale	Losses	Value	Losses	Value
U.S. Government-sponsored agencies	$10,239	$2,618,887	$0	$0
U.S. Government-sponsored agency MBS	30,781	2,463,272	0	0
State and local governments	67,071	3,284,508	427,914	1,592,771
Residential mortgage-backed securities	628,597	2,796,779	1,152,465	4,110,985
Total securities available for sale	$736,688	$11,163,446	$1,580,379	$5,703,756
Securities Held to Maturity				
State and local governments	$0	$0	$0	$0
Total securities held to maturity	$0	$0	$0	$0

December 31, 2009	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized	Estimated Fair	Gross Unrealized	Estimated Fair
Securities Available for Sale	Losses	Value	Losses	Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	1,818	469,939	0	0
State and local governments	716	694,120	0	0
Residential mortgage-backed securities	2,312,535	5,678,658	838,105	8,424,459
Total securities available for sale	$2,315,069	$6,842,717	$838,105	$8,424,459
Securities Held to Maturity				
State and local governments	$68	$186,702	$387,650	$1,822,340
Total securities held to maturity	$68	$186,702	$387,650	$1,822,340

All securities with unrealized losses are assessed to determine if the impairment is other-than-temporary. Factors that are evaluated include the mortgage loan types supporting the securities, delinquency and foreclosure rates, credit support, weighted average loan-to-value, and year of origination, among others.

Currently, a quarterly analysis by a third party is performed on three residential mortgage-backed securities secured by non-traditional loan types in order to determine whether they are other-than-temporarily impaired ("OTTI"). The purpose of the third party evaluation is to determine if the present value of the expected cash flow is less than the amortized costs, thereby resulting in credit loss, in accordance with the authoritative accounting guidance under *FASB ASC Topic 320.* The third party determines an estimated fair value for each security based on discounted cash flow analyses. The estimates are based on the following key valuation assumptions – collateral cash flows, prepayment assumptions, default rates, loss severity, liquidation lag, bond waterfall and internal rate of return. Since there is currently no active secondary market for these types of securities, due to the non-traditional loan types supporting the securities, these valuations are considered Level 3 inputs as defined below in Note 16 – Fair Value Measurements. Additional securities may be analyzed in the future if deemed necessary to determine whether they are OTTI and if so, if any possible credit loss exists.

Two of the three securities supported by non-traditional loan types were found to have credit losses during an analysis as of March 31, 2009 since a portion of the unrealized losses was due to an expected cash flow shortfall. As such, these securities were determined to be other-than-temporarily impaired. DBI does not intend to sell the investments and it is not more likely than not that DBI will be required to sell the securities before the anticipated recovery of their remaining amortized cost bases, which may be maturity. The total credit loss that was recognized in earnings as of March 31, 2009 was $312,716. Based on the September 30, 2010 analysis, there was an additional $9,902 of credit loss recognized on one of the two securities. The December 31, 2010 analysis resulted in credit losses of $109,870, which was recognized during the fourth quarter of 2010. The end result is the recognition of additional credit losses totaling $119,772 on the security through the income statement during 2010. The analysis on the third security did not reveal any credit loss, nor was the security found to be OTTI. Unrealized losses on the three securities analyzed by the third party were recognized through accumulated other comprehensive loss on the balance sheet as of December 31, 2010, net of tax, in the amount of $1,102,811, compared to $1,556,622 for the same three securities as of December 31, 2009.

Changes in credit losses recognized for securities with OTTI were as follows:

	December 31, 2010	December 31, 2009
Credit losses recognized in earnings, beginning of period	($312,716)	$0
Credit losses for OTTI not previously recognized	(119,772)	(312,716)
Credit losses recognized in earnings, end of period	($432,488)	($312,716)

The unrealized losses on the remainder of the residential mortgage-backed securities were due to the distressed and illiquid markets for collateralized mortgage obligations. The securities are investments in senior tranches with adequate credit support from subordinate tranches, are supported by traditional mortgage loans that originated between 2002 and 2005, have low delinquency and foreclosure rates, and reasonable loan-to-value ratios. DBI does not consider these investments to be OTTI at December 31, 2010.

There were no issuers of securities for which a significant concentration of investments (greater than 10 percent of stockholders' equity) was held as of December 31, 2010.

Investment securities with an amortized cost of $8,048,545 and $2,141,281 and estimated fair value of $8,183,621 and $2,084,157, at December 31, 2010 and 2009, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 – LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2010	2009
Real estate:		
Residential	$77,983,729	$86,975,312
Commercial	58,304,345	58,242,163
Agricultural	71,782,458	54,661,093
Construction	12,792,496	15,736,878
	$220,863,028	$215,615,446
Commercial	$42,427,251	$27,309,621
Agricultural	24,725,859	42,164,396
Consumer installment	10,418,991	11,002,032
Unsecured loans	919,875	541,412
Total loans receivable	$299,355,004	$296,632,907
Allowance for credit losses	(6,864,497)	(6,225,627)
NET LOANS RECEIVABLE	$292,490,507	$290,407,280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $8,633,089 and $12,753,127 at December 31, 2010 and 2009, respectively. Restructured loans in 2010 totaled $5,910,202, of which $1,267,938 are included in the nonaccrual loans previously noted. There were no loans past-due ninety days or more and still accruing. A schedule of past due loans along with a schedule of credit quality indicators are as follows:

Age Analysis of Past Due Financing Receivables
As of December 31, 2010, and 2009

$(000)s	30-59 Days Past Due	60-89 Days Past Due	90 Days & Over	Total Past Due	Current	Total Financing Receivables
2010						
Residential Real Estate	$ 376	$ -	$ 396	$ 772	$ 77,212	$ 77,984
Commercial Real Estate	-	-	4,220	4,220	54,084	68,224
Construction & Land Dev	-	-	402	402	12,391	12,793
Agricultural Real Estate	-	-	-	-	71,782	71,782
Commercial	4	-	61	65	42,362	32,507
Agricultural	-	-	116	116	24,610	24,726
Consumer	68	6	30	104	11,235	11,339
Total	$ 448	$ 6	$ 5,225	$ 5,679	$ 293,676	$ 299,355

$(000)s	30-59 Days Past Due	60-89 Days Past Due	90 Days & Over	Total Past Due	Current	Total Financing Receivables
2009						
Residential Real Estate	$ 516	$ 306	$ 1,205	$ 2,027	$ 84,948	$ 86,975
Commercial Real Estate	1,425	1,503	2,100	5,028	53,214	58,242
Construction & Land Dev	-	-	4,934	4,934	10,803	15,737
Agricultural Real Estate	-	45	-	45	54,616	54,661
Commercial	25	152	500	677	26,633	27,310
Agricultural	1	-	-	1	42,163	42,164
Consumer	22	38	34	94	11,450	11,544
Total	$ 1,989	$ 2,044	$ 8,773	$ 12,806	$ 283,827	$ 296,633

Credit Quality Indicators
As of December 31, 2010, and 2009

$(000)s 2010	Non-Classified	Special Mention	Substandard	Doubtful	Total
Residential Real Estate	$ 62,133	$ 7,782	$ 6,903	$ 1,166	$ 77,984
Commercial Real Estate	42,362	7,249	3,163	5,530	58,304
Construction & Land Dev	4,311	3,289	4,791	402	12,793
Agricultural Real Estate	66,103	5,630	49	-	71,782
Commercial	38,383	2,953	870	221	42,427
Agricultural	22,283	2,320	7	116	24,726
Consumer	10,929	113	142	155	11,339
Total	$ 246,504	$ 29,336	$ 15,925	$ 7,590	$ 299,355

$(000)s 2009	Non-Classified	Special Mention	Substandard	Doubtful	Total
Residential Real Estate	$ 71,442	$ 5,957	$ 6,214	$ 3,362	$ 86,975
Commercial Real Estate	42,660	5,657	5,229	4,696	58,242
Construction & Land Dev	4,810	4,826	1,249	4,852	15,737
Agricultural Real Estate	49,481	5,075	105	-	54,661
Commercial	22,825	2,233	801	1,451	27,310
Agricultural	37,267	4,744	143	10	42,164
Consumer	11,084	356	48	56	11,544
Total	$ 239,569	$ 28,848	$ 13,789	$ 14,427	$ 296,633

The following table shows the investment in impaired loans and the corresponding allowance for those loans along with the reduction in interest income associated with impaired loans.

Impaired Loans
As of December 31, 2010, and 2009

$(000)s 2010	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized	
With no related allowance:										
Residential Real Estate	$	749	$	992	$	-	$	1,020	$	37
Commercial Real Estate		1,292		1,513		-		1,517		57
Construction & Land Dev		2,241		2,241		-		2,250		20
Agricultural Real Estate		-		-		-		-		-
Commercial		244		344		-		357		6
Agricultural		-		-		-		-		-
Consumer		-		-		-		-		-
With a related allowance:										
Residential Real Estate	$	1,036	$	1,104	$	206	$	1,115	$	8
Commercial Real Estate		4,476		5,769		869		5,810		72
Construction & Land Dev		2,085		2,123		77		2,166		53
Agricultural Real Estate		-		-		-		-		-
Commercial		41		42		18		42		1
Agricultural		116		116		97		125		(3)
Consumer		150		150		136		152		2
Total:										
Residential Real Estate	$	1,785	$	2,096	$	206	$	2,135	$	45
Commercial Real Estate		5,768		7,282		869		7,327		129
Construction & Land Dev		4,326		4,364		77		4,416		73
Agricultural Real Estate		-		-		-		-		-
Commercial		285		386		18		399		7
Agricultural		116		116		97		125		(3)
Consumer		150		150		136		152		2
Total	$	12,430	$	14,394	$	1,403	$	14,554	$	253

$(000)s

2009

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized
With no related allowance:									
Residential Real Estate	$	1,047	$	1,482	$	-	$	692	$	27
Commercial Real Estate		3,710		5,855		-		4,288		201
Construction & Land Dev		2,087		3,179		-		4,327		2
Agricultural Real Estate		55		55		-		189		14
Commercial		352		580		-		339		5
Agricultural		-		-		-		-		-
Consumer		9		9		-		4		1
With a related allowance:									
Residential Real Estate	$	1,158	$	1,158	$	373	$	687	$	83
Commercial Real Estate		2,038		2,184		561		486		47
Construction & Land Dev		2,712		2,787		44		2,667		8
Agricultural Real Estate		-		-		-		-		-
Commercial		402		521		155		308		31
Agricultural		-		-		-		-		-
Consumer		-		-		-		-		-
Total:									
Residential Real Estate	$	2,205	$	2,640	$	373	$	1,379	$	110
Commercial Real Estate		5,748		8,039		561		4,774		248
Construction & Land Dev		4,799		5,966		44		6,994		10
Agricultural Real Estate		55		55		-		189		14
Commercial		754		1,101		155		647		36
Agricultural		-		-		-		-		-
Consumer		9		9		-		4		1
Total	$	13,570	$	17,810	$	1,133	$	13,987	$	419

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Credit Losses
For the Years Ended December 31, 2010, and 2009

$(000)s

2010	Beginning Balance 1/1/2010	Charge-offs	Recoveries	Provision	Ending Balance 12/31/2010	Ending Balance Individually Evaluated for Impairment
Residential Real Estate	$ 1,748	$ (323)	$ 37	$ (33)	$ 1,429	$ 206
Commercial Real Estate	2,221	(367)	10	985	2,849	869
Construction & Land Dev	1,319	(38)	71	(472)	880	77
Agricultural Real Estate	67	(1)	19	119	204	-
Commercial	310	(59)	100	(73)	278	18
Agricultural	150	-	8	189	347	97
Consumer	59	(73)	15	159	160	136
Unallocated	352	-	-	366	718	-
Total	$ 6,226	$ (861)	$ 260	$ 1,240	$ 6,865	$ 1,403

$(000)s

2009	Beginning Balance 1/1/2009	Charge-offs	Recoveries	Provision	Ending Balance 12/31/2009	Ending Balance Individually Evaluated for Impairment
Residential Real Estate	$ 759	$ (1,105)	$ 82	$ 2,012	$ 1,748	$ 373
Commercial Real Estate	2,114	(2,025)	98	2,034	2,221	561
Construction & Land Dev	2,167	(2,458)	39	1,571	1,319	44
Agricultural Real Estate	47	(19)	28	11	67	-
Commercial	561	(234)	-	(17)	310	155
Agricultural	246	-	7	(103)	150	-
Consumer	113	(98)	55	(11)	59	-
Unallocated	349	-	-	3	352	-
Total	$ 6,356	$ (5,939)	$ 309	$ 5,500	$ 6,226	$ 1,133

$(000)s

	2010		2009	
	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance	Ending Balance Individually Evaluated for Impairment
Residential Real Estate	$ 77,984	$ 1,785	$ 86,975	$ 2,205
Commercial Real Estate	58,304	5,768	58,242	5,748
Construction & Land Dev	12,793	4,326	15,737	4,799
Agricultural Real Estate	71,782	-	54,661	55
Commercial	42,427	285	27,310	754
Agricultural	24,726	116	42,164	-
Consumer	11,339	150	11,544	9
Unallocated	-	-	-	-
Total	$ 299,355	$ 12,430	$ 296,633	$ 13,570

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2010	2009
Land	$1,080,548	$1,080,548
Buildings and improvements	9,589,586	9,370,000
Furniture and fixtures	4,465,226	4,411,432
	$15,135,360	$14,861,980
Less: Accumulated depreciation	(7,766,456)	(7,340,614)
NET	$7,368,904	$7,521,366

Depreciation expense was $461,817, $573,177 and $682,458 for 2010, 2009 and 2008, respectively.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets consist of a core deposit intangible related to a branch acquisition. The gross carrying amount, accumulated amortization and net book value of intangibles were as follows:

	December 31,	
	2010	2009
Gross carrying amount	$2,885,866	$2,885,866
Less: Accumulated amortization	(2,581,247)	(2,388,856)
NET BOOK VALUE	$304,619	$497,010

For 2011, intangible assets will be amortized at $192,391, with a monthly amortization of $16,033 for an additional seven months in 2012.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

$(000)s	December 31,	
	2010	2009
NOW accounts	$30,034	$20,494
Savings accounts	19,676	17,137
Money market accounts	113,472	99,421
Time deposit accounts	119,352	132,374
TOTAL	$282,534	$269,426

The following table shows the maturity distribution of time deposit accounts:

$(000)s	December 31,	
	2010	2009
Within one year	$74,224	$83,894
One to two years	24,891	34,305
Two to three years	9,308	7,097
Three to four years	6,493	2,883
Over four years	4,436	4,195
TOTAL	$119,352	$132,374

Time deposit accounts issued in amounts of $100,000 or more totaled $37,094,020 and $40,064,975 at December 31, 2010 and 2009, respectively.

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $13,888,046 and $17,970,928 at December 31, 2010 and 2009, respectively. DBI had an advance of $1 million drawn against its $6 million line of credit. The remaining notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $22,009,697 and $23,990,780 as of December 31, 2010 and 2009, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 0.57% to 5.00% at December 31, 2010.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

	For the Years Ended December 31,			
	2010		2009	
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	1.63%-4.79%	$10,200,000	1.63%-4.79%	$13,600,000
Callable fixed rate advances	4.08%-4.79%	13,000,000	4.08%-4.68%	13,000,000
Agribank, FCB:				
Fixed rate advances	1.03-2.36%	6,499,999	3.20 -4.72%	4,250,000
TOTAL		$29,699,999		$30,850,000

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2010:

	Weighted Average Rate	Amount
2011	1.95%	2,400,000
2012	3.88%	5,400,000
2013	2.08%	4,400,000
2014	2.62%	5,399,999
2015	2.79%	2,300,000
Thereafter	4.44%	9,800,000
TOTAL		$29,699,999

The notes payable to Federal Home Loan Bank of Chicago ("FHLB") are secured by residential mortgages with a carrying amount of $49.5 million and $62.1million as of December 31, 2010 and 2009, respectively, along with $3.6 million of FHLB stock at each of those dates. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $22,009,697 and $23,990,780 as of December 31, 2010 and 2009, respectively. The pledged notes also secure short-term borrowings.

As of December 31, 2010, DBI had a total of $61,898,955 of unused lines of credit with banks to be drawn upon as needed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2010	2009	2008
Current:	Federal	$1,014	($666)	$803
	State	277	(1)	150
		$1,291	($667)	$953
Deferred:	Federal	($167)	$15	($524)
	State	78	(4)	(45)
		($89)	$11	($569)
	TOTAL PROVISION FOR INCOME TAXES	$1,202	($656)	$384

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2010		2009		2008	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,579	34%	$76	34%	$1,419	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(522)	(11)	(630)	(284)	(660)	(16)
Federal tax refund	0	0	0	0	(355)	(9)
State income tax, net of federal tax benefit	232	5	(14)	(6)	77	2
Bank owned life insurance	(90)	(2)	(91)	(41)	(89)	(2)
Other, net	3	0	3	1	(8)	0
APPLICABLE INCOME TAXES	$1,202	26%	($656)	(296%)	$384	9%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)	2010	2009
Deferred tax assets:		
Allowance for credit losses	$2,174	$1,974
Unrealized losses on available-for-sale securities	449	1,192
State tax net operating loss carryforward	232	411
Interest receivable on nonaccrual loans	36	11
Capital loss carryforward	13	13
Alternative Minimum Tax	973	1,328
Other	190	61
Gross deferred tax assets	$4,067	$4,990
Valuation allowance for net operating loss carryforward	(232)	(232)
Total deferred tax assets	$3,835	$4,758
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$104	$107
Unrealized gains on available-for-sale securities	$0	$0
State income taxes	164	239
Stock dividends received	395	395
Other	117	308
Total deferred tax liabilities	$780	$1,049
NET DEFERRED TAX ASSET	$3,055	$3,709

DBI has state net operating loss carryforwards of approximately $2,923,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $973,078.

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

§ DBI will contribute 50% of each employee elective contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

§ DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 2010 and 2009 and 8% for 2008.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above, which are currently funded. DBI expensed contributions of $253,814, $274,570 and $429,644 for the years 2010, 2009 and 2008, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

$(000)s	Contract or Notional Amount December 31, 2010	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$34,432	$29,184
Standby letters of credit and financial guarantees written	1,604	1,604

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2010, variable rate commitments totaled $20,849,584.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are secured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

	12/31/2009			12/31/2010
$(000)s	Beginning Balance	New Loans	Payments	Ending Balance
Aggregate related party loans	$245	$95	($113)	$227

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $3,044,676 and $2,713,727 at December 31, 2010 and 2009, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.
Statements of Financial Condition

	December 31,	
$(000)s	2010	2009
Assets		
Cash in banks	$1,114	$1,057
Investment		
Banking subsidiary	38,840	35,892
Nonbanking subsidiaries	8,861	8,967
Fixed assets (net of depreciation of $4,012 and $3,851, respectively)	7,189	7,282
Other assets	41	40
TOTAL ASSETS	$56,045	$53,238
Liabilities		
Accrued expenses	$158	$168
Dividends payable	862	862
Other liabilities	99	105
Note payable - unrelated bank	1,000	1,000
Total Liabilities	$2,119	$2,135
Stockholders' Equity		
Common stock	$16,048	$16,048
Paid-in capital	470	470
Retained earnings	38,032	36,314
Accumulated other comprehensive loss	(624)	(1,729)
Total Stockholders' Equity	$53,926	$51,103
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$56,045	$53,238

DENMARK BANCSHARES, INC.

Statements of Income

$(000)s	For the Years Ended December 31,		
	2010	2009	2008
Income			
Other interest income	$1	$3	$6
Dividend income from banking subsidiary	1,000	0	1,995
Dividend income from nonbanking subsidiary	863	1,463	251
Rental income from banking subsidiary	577	688	701
Rental income from nonbanking subsidiary	57	11	4
Total Income	$2,498	$2,165	$2,957
Expenses			
Management fees to banking subsidiary	$156	$159	$159
Interest expense	51	0	11
Depreciation	312	353	359
Other operating expenses	300	325	385
Total Expenses	$819	$837	$914
Income before income taxes and			
undistributed income of subsidiaries	$1,679	$1,328	$2,043
Income tax benefit	(76)	(52)	(71)
Income before Undistributed			
Income of Subsidiaries	$1,755	$1,380	$2,114
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	1,843	220	1,096
Nonbank subsidiaries	(156)	(722)	581
NET INCOME	$3,442	$878	$3,791

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.

Statements of Cash Flows

	For the Years Ended December 31,		
$(000)s	2010	2009	2008
Cash Flows from Operating Activities:			
Net Income	$3,442	$1,060	$3,791
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	312	353	359
Equity (earnings) of banking subsidiary	(2,843)	(402)	(3,091)
Equity (earnings) of nonbanking subsidiaries	(707)	(741)	(832)
Dividend from banking subsidiary	1,000	0	1,995
Dividend from nonbanking subsidiary	863	1,463	251
Loss on sale of assets/write-down of assets		(4)	64
Decrease (increase) in other assets	(3)	(1)	(30)
Increase in other liabilities	(14)	(3)	(23)
Net Cash Provided by Operating Activities	$2,050	$1,725	$2,484
Cash Flows from Investing Activities:			
Capital expenditures	($219)	($100)	$0
Proceeds from sale of assets	0	14	0
Decrease (increase) in investment in nonbanking subsidiary	(50)	(1,000)	0
Net Cash Provided (Used) by Investing Activities	($269)	($1,086)	$0
Cash Flows from Financing Activities:			
Debt proceeds	$0	$1,000	$700
Debt repayments	0	0	(1,300)
Treasury stock proceeds	0	0	0
Treasury stock purchases	0	(58)	0
Dividends paid	(1,724)	(1,726)	(1,720)
Net Cash Used by Financing Activities	($1,724)	($785)	($2,320)
Net Decrease in Cash	$57	($146)	$164
Cash, beginning	1,057	1,203	1,039
CASH, ENDING	$1,114	$1,057	$1,203
Supplemental Disclosure:			
Income taxes received	$70	$64	$12

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. There were no rights granted during 2010 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date. Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. GAAP which also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

Cash, Cash Equivalents and Federal Funds Sold: For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of most of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs. The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates. Three of DBI's available-for-sale mortgage-backed securities (MBS) that are secured by non-traditional mortgage loans and one available-for-sale MBS secured by traditional mortgage loans that was downgraded during the second quarter were analyzed by a third party in order to determine an estimated fair value. The estimated fair values were based on discounted cash flow analyses and are considered Level 3 inputs.

Refer to Note 3 – Investment Securities for additional detail on the assumptions used in determining the estimated fair values and additional disclosures regarding DBI's investment securities. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets. As of December 31, 2010, loans held for sale totaled $3,715,671.

Impaired Loans: As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under FASB ASC Topic 820, "*Fair Value Measurement and Disclosures*," the fair value of impaired loans is reported before selling costs of the related collateral, while FASB ASC Topic 310, "*Receivables*," requires that impaired loans be reported on the balance sheet net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Other Investments: For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

Other Real Estate Owned: Real estate that DBI has taken control of in partial or full satisfaction of debt is currently valued at fair value. The fair value is determined by analyzing the collateral value of the real estate using appraisals and other market valuations for similar assets less any estimated selling costs. The value carried on the balance sheet of other real estate owned is the estimated fair value of the properties. Other real estate owned is classified as nonrecurring Level 2 assets.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities as well as discounted future cash flows.

Borrowings: Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

Assets Recorded at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis, are summarized in the table below:

	December 31, 2010			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
U.S. Government-sponsored agency MBS	-	21,065,273	-	21,065,273
State and local governments	-	30,906,262	-	30,906,262
Residential mortgage-backed securities	-	5,812,427	5,265,684	11,078,111
Total securities available for sale	$ -	$ 57,783,962	$ 5,265,684	$ 63,049,646

	December 31, 2009			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
U.S. Government-sponsored agencies	$ -	$ 4,001,814	$ -	$ 4,001,814
U.S. Government-sponsored agency MBS	-	9,778,989	-	9,778,989
State and local governments	-	2,956,849	-	2,956,849
Residential mortgage-backed securities	-	12,472,145	6,094,476	18,566,621
Total securities available for sale	$ -	$ 29,209,797	$ 6,094,476	$ 35,304,273

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year-ended December 31, 2010.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Available-for-Sale Securities
Beginning balance, January 1, 2010	$ 6,094,476
Total realized and unrealized gains/(losses):	
Included in earnings	(119,772)
Included in other comprehensive income	1,032,753
Purchases, issuances, sales and settlements	
Purchases	-
Issuances	-
Sales	(885,959)
Settlements	(855,814)
Transfers into Level 3	-
Transfers out of Level 3	-
Ending balance, December 31, 2010	$ 5,265,684

Assets Recorded at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

Description		December 31, 2010						
		Fair Value Measurements Using						
		Level 1		Level 2		Level 3		Fair Value
Loans held for sale	$	-	$	3,715,671	$	-	$	3,715,671
Other real estate owned		-		863,941	$	-		863,941
Impaired loans		-		11,342,589	$	-		11,342,589
Total Assets	$	-	$	15,922,201	$	-	$	15,922,201

Description		December 31, 2009						
		Fair Value Measurements Using						
		Level 1		Level 2		Level 3		Fair Value
Loans held for sale	$	-	$	954,682	$	-	$	954,682
Other real estate owned		-		1,700,280	$	-		1,700,280
Impaired loans		-		12,514,147	$	-		12,514,147
Total Assets	$	-	$	15,169,109	$	-	$	15,169,109

	For the Years Ended December 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$35,239	$35,239	$20,926	$20,926
Investment securities	63,050	63,050	67,115	68,292
Loans, net of allowance for credit losses	292,491	294,838	290,407	304,145
Loans held for sale	3,716	3,716	955	955
Bank owned life insurance	6,818	6,818	6,554	6,554
Other investments, at cost	4,609	4,609	4,866	4,866
TOTAL	$405,923	$408,270	$390,823	$405,738
Financial Liabilities				
Deposits	$320,499	$321,441	$306,478	$308,230
Borrowings	43,588	44,605	48,821	49,069
TOTAL	$364,087	$366,046	$355,299	$357,299

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$58,266,029	18.3%	$25,505,855	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$54,245,193	17.0%	$12,752,928	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$54,245,193	13.5%	$16,056,196	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$42,744,800	15.1%	$22,726,778	≥8.0%	$28,408,472	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$39,159,414	13.8%	$11,363,389	≥4.0%	$17,045,083	≥6.0%
Tier 1 Capital (to Average Assets)*	$39,159,414	10.7%	$14,699,556	≥4.0%	$18,374,444	≥5.0%
As of December 31, 2009						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$56,294,197	17.9%	$25,154,865	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$52,335,413	16.6%	$12,577,433	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$52,335,413	13.2%	$15,925,399	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$40,633,347	14.6%	$22,282,950	≥8.0%	$27,871,729	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$37,123,847	13.3%	$11,141,475	≥4.0%	$16,723,037	≥6.0%
Tier 1 Capital (to Average Assets)*	$37,123,847	10.3%	$14,442,219	≥4.0%	$18,052,774	≥5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Background

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2010, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2010. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. ("Properties"). Properties was formed in February 2009 for the purpose of holding certain foreclosed properties.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations, The following factors, which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties including the risks described under the caption "Risk Factors" in our Annual Report on Form 10-K for the year-ended December 31, 2010. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses, the valuation of investment securities and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. Please refer to the Allowance for Loan Losses section of Note 1 – Summary of Significant Accounting Policies above for detail on the allowance methodology. Management believes that the ALLL is appropriate as of December 31, 2010.

Valuation of Investment Securities

Investment securities are classified as available for sale and are valued at their fair market value. Please refer to the Investment Securities section of Note 1 – Summary of Significant Accounting Policies, Note 3 – Investment Securities and Note 16 – Fair Value Measurements for additional details on the valuation of investment securities.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with ASC 805 – *Accounting for Business Combinations Occurring in Periods Beginning before December 15, 2008.* As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard or doubtful risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

OVERVIEW

DBI recorded net income of $3,442,000, or $28.94 per share for the year ended December 31, 2010, up from $878,000 or $7.38 per share in 2009. Return on average assets and return on average equity for 2010 were 0.85% and 6.63% respectively, compared to 0.22% and 1.70%, respectively, for the same period one year ago.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $16.9 million in 2010 represents 78% of gross revenues. Average loans outstanding increased by $2.0 million during 2010, and total loans outstanding at December 31, 2010 were $2.7 million higher than the previous year-end.

The increase in net income for 2010 was primarily due to a decrease of $4.3 million in the provision for loan losses. DBI's annual provision for loan losses was $1.2 million in 2010 compared to $5.5 million during 2009. The ratio of allowance for loan losses to total loans was 2.29% at December 31, 2010, compared to 2.10% at December 31, 2009. Net charge-offs for 2010 totaled $0.6 million compared to net charge-offs of $5.6 million in the prior year. DBI's ratio of loans over 30 days past due (including nonaccrual loans) to total loans was 3.0% as of December 31, 2010, compared to 5.5% as of year-end 2009. Loans past due less than 90 days were $0.5 million compared to $3.5 million one year earlier and nonaccrual loans fell to $8.6 million at year-end compared to $12.8 million at year-end 2009.

The special asset group (formed in 2009 and consisting of three lenders) closely monitors problem credits and initiates foreclosure proceedings, personal property asset repossessions and disposition of acquired properties. DBI disposed of eight real estate properties totaling $1.8 million and acquired eleven properties valued at $1.2 million in 2010. At year-end 2010 DBI owned eleven properties valued at $863,941. DBI recorded $583,255 of expenses associated with foreclosed properties during 2010 compared to $501,288 during 2009. These expenses are onerous and do not include the additional costs of management salaries and benefits for workout specialists. Expenses associated with acquired properties will remain elevated until the nonperforming assets decline significantly. DBI had about a dozen foreclosure proceedings in process at year-end and will continue to aggressively collect nonperforming loans and dispose of acquired properties.

DBI's loan portfolio contains $221 million or 74% of total loans secured by real estate. The decline in residential and commercial real estate values throughout our market area has caused some loans to be under collateralized. DBI also has a niche in agricultural lending in its market area. The agricultural loan portfolio (including loans secured by farmland) was $97 million at year-end 2010 and represents 32% of total loans. The agricultural economy experiences cyclical fluctuations and is discussed below. DBI experienced net recoveries during the last five years on the agricultural portfolio and a low level of past due loans. The commercial real estate portfolio was $58 million or 20% of total loans at year-end 2010. The construction and land development portfolio has declined 56% from a high of $29.2 million in 2005 to $12.8 million at year-end 2010. While the collapse of the housing market led to the economic downturn, commercial real estate became the next problem area and remains at depressed levels. Nonaccrual commercial real estate loans totaled $5.7 million and represent 66% of DBI's total nonaccrual loans and 1.9% of total loans at December 31, 2010

.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI also experienced asset quality issues in the investment portfolio and recognized OTTI credit losses totaling $119,772 during 2010 compared to $312,716 in 2009. The OTTI credit losses relate to two non-agency residential mortgage-backed securities with loans concentrated in California, which experienced severe housing price declines. These securities were rated AAA when purchased but are backed by option adjustable rate mortgages (ARMs), including some with negative amortization features. DBI continues to closely monitor the non-agency mortgage backed securities portfolio and additional credit losses are possible.

Net interest income for 2010 was $14.5 million compared to $14.6 million during 2009. Noninterest income increased from $1.9 million in 2009 to $2.1 million during 2010, while noninterest expense declined from $10.8 million in 2009 to $10.7 million for the current year. The increase in noninterest income was primarily attributable to an increase of $86,000 in retail investment sales and $46,000 of rental income received on leased space at the Wrightstown branch. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 61% for 2010, compared to 60% and 64% for the years ended 2009 and 2008, respectively. The 2010, 2009 and 2008 efficiency ratios, calculated without the nonrecurring expenses of $583,255, $501,288 and $915,940, respectively, associated with foreclosed properties were 58%, 57% and 59% respectively. The significant items of noninterest expense are discussed on the following pages.

As of December 31, 2010, DBI's leverage capital ratio (tier 1 capital to average assets) of 13.5% and total capital as percentage of risk-based assets ratio at 18.3% compared to 13.2% and 17.9%, respectively, as of December 31, 2009. DBI declared dividends totaling $14.50 per share which represented a dividend payout of 50% of earnings per share of $28.94 in 2010. DBI continues to maintain a strong capital position in relation to its peers, which positions DBI for potential growth in total assets. DBI's leverage ratio is over 70% higher than peer bank holding companies leverage ratio of 7.8%. DBI's peer group average total capital as a percent of risk-based assets was 12.6%. The peer group data was obtained from the latest available holding company data as of September 30, 2010, from the Federal Reserve's Bank Holding Company Performance Report, and consists of 103 bank holding companies with total assets of less than $500 million.

DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI has a Contingency Funding Plan that, among other things, identifies liquidity risks, requires periodic reporting to the Board of Directors and defines a liquidity crisis. The plan reviews the asset and liability based sources and uses of liquidity for DBI, DSB and DACC. DSB relies on a stable mix of funding sources and only had $250,000 in brokered deposits as of year-end 2010. DSB's net noncore fund dependence as of December 31, 2010, was 11%. This compares favorably to the peer group average of 25% obtained form the Uniform Bank Performance Report of banks with total assets between $250 million and $1 billion as of year-end 2010. Management believes DBI's liquidity position is adequate under current economic conditions.

Local Economy Rebounding Slowly

The local economic conditions prevailing at year-end 2010 varied by county, but each county experienced lower unemployment than one year earlier. The areas' unemployment rates in December 2010 were lower than the national unemployment rate of 9.4%. Local county unemployment rates ranged from a low of 6.3% in Brown County to a high of 7.7% in Manitowoc County, compared to 7.4% and 9.5%, respectively, one year ago. Brown County home sales fell 13% from 2,369 in 2009 to 2,078 units in 2010. The median price of a home in Brown County increased $139,000 from $135,000 and $147,100 during 2009 and 2008, respectively.

The agricultural economy rebounded in 2010, one year after experiencing one of its toughest years since the early 1970s. Milk prices increased 23% in 2010 and averaged $16 per hundredweight compared to $13 per hundredweight in 2009. 2010 prices were still well below the $19 milk prices experienced in 2007 and 2008. The higher milk prices and lower feed costs allowed Wisconsin farmers' net income in 2010 to rise to an estimated $1.5 billion, or 87% higher than the $800 million reported during 2009.

The U.S. economy recovered in 2010 with real GDP growth of 2.5%, but the unemployment rate remained near 10% for most of the year. U.S. housing starts for the first three quarters of 2010 were less than 30% of the peek in 2005. Federal tax credits helped home sales in late 2009 and early 2010, but home sales fell after the tax credits expired in April 2010. U.S. inflation remained relatively low. The challenges in 2011 will include high residual unemployment, weak consumer spending, concern about national debt levels and political uncertainty about increased taxes, lower federal spending, increased regulation on businesses and events occurring in the Middle East, which could result in a spike in oil prices.

Interest rates remained low in 2010 due to the continued stressed economic conditions. The Federal Reserve kept the federal funds rate (inter-bank lending rate) at 0% – 0.25% throughout all of 2009 and 2010 and the prime rate of interest set by banks remained at 3.25%. Since the Fed is unable to stimulate the economy by lowering short-term interest rates from the current level, the Federal Open Market Committee announced a second round of quantitative easing in November 2010. The Fed will purchase $75 billion of Treasury securities each month for eight months. The Fed previously bought about $1.7 trillion from December 2008 to March 2010. The Fed continues to seek a dual mandate of price stability with an acceptable range of inflation of 1.5 to 2 percent and maximum employment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Banking Industry Continues to Struggle

It continues to be a challenging period for many banks nationwide as 157 more FDIC insured banks failed in 2010 compared to 140 bank failures in 2009 and 25 in 2008. This represented the most bank failures since 1992 when 179 banks failed. The number of 2011 bank failures is likely to remain high as twenty two banks have already failed as of February 18, 2011 and the FDIC's list of "problem banks" exceeds 850 banks. The Dodd-Frank Wall Street Reform Act requires the FDIC to increase the Deposit Insurance Fund to 1.35% of insured deposits by September 2020. The FDIC announced that it will forego the uniform 3 basis point increase in assessment rates that was scheduled to take effect on January 1, 2011. Current rates will remain in effect until the reserve ratio reaches 1.15 percent, which is expected to occur in 2018. The amount of DBI's FDIC insurance premiums have increased to more than twelve times the levels in 2005, when premiums totaled $50,965 compared to $649,058 during 2010.

While considerable improvement was made by DBI in improving asset quality and profitability during 2010, significant challenges remain for 2011. Management has identified the following challenges:

1) Continuing the improvement of the credit quality of the loan portfolio by proactively monitoring the performing portfolio, aggressively collecting the nonperforming loans, selling the foreclosed properties, reducing expenses related to foreclosed properties and adding new higher quality loans.
2) Complying with the new regulations mandated by the Consumer Protection Act and dealing with a new regulator (Bureau of Consumer Financial Protection) created by the Dodd-Frank Wall Street Reform Act.
3) Managing interest rate risk in the current environment of historically low interest rates with the expectation that rates will increase rapidly when the Fed reverses the current monetary policy. DBI's Asset Liability Committee is closely monitoring market interest rates and will adjust loan and deposit rates and terms accordingly. DBI has limited most recent investment purchase maturities to 5 years or less.
4) Closely monitoring the agricultural real estate portfolio and lending conservatively as farmland values are almost 60% higher than their levels in 2000. As corn and soybean prices have increased so has the value of farmland. The last major decline in farmland prices occurred in the early 1980s.
5) Growing the loan portfolio with quality credits in this still sluggish economy. Quality loan growth will be required in order to increase net interest income and overall profitability.
6) Successfully integrating variable compensation plans to the retail and business banking sales staff to properly incent growth of retail and business relationships.
7) Maintaining mortgage banking revenues at the levels experienced during the last two years while experiencing continued sluggishness in the housing market and without the benefit of federal tax incentives.
8) Potential losses of revenues on debit card interchange fees as a result of the Durbin Amendment to the Wall Street Reform Act.

DBI highlights from 2010 include the following:

1) Successfully transitioned to a new DSB President as Jill S. Feiler succeeded Jack Olsen on January 1, 2010.
2) Maintained a consistent dividend payout declaring the 54th consecutive semi-annual dividend since formation as a holding company in 1983.
3) Achieved significant improvement in asset quality, lowering nonperforming assets from $14.4 million to $9.5 million and net charge-offs by more than $5 million from $5.6 million to $0.6 million.
4) Increased net interest spread to 3.85%, which was the highest recorded since 2004 and 87 basis points higher than the 2.98% spread during 2006.
5) Reduced occupancy expense to just over $1 million, the lowest since 2003 and 32% lower than the all-time high of $1.5 million in 2005.
6) Entered into a long-term lease with a third party for two thirds of the total office space at our Wrightstown branch location.
7) Implemented a new, more user-friendly and interactive web site that now offers online account opening and online loan applications.
8) Hired Kristine Hernandez, Assistant Vice President, to lead the retail and business banking sales efforts. Kristine has an extensive background in banking, sales and commercial real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

| | | | | Percent Increase (Decrease) | |
	2010	2009	2008	2010/09	2009/08
(In thousands)					
Interest income	$19,495	$21,156	$24,074	(8%)	(12%)
Interest expense	4,986	6,558	9,545	(24)	(31)
Net interest income	14,509	14,598	14,529	(1)	1
Provision for credit losses	1,240	5,501	1,000	(78)	450
Noninterest income	2,084	1,875	1,601	11	17
Noninterest expense	10,709	10,751	10,955	0	(2)
Net income	3,442	878	3,791	292%	(77%)

Earnings Performance Summary

DBI recorded net income of $3,441,686 in 2010. This represents an increase of $2,563,363 or 292% compared to 2009 earnings. The increase in net income is primarily attributable to a decrease in the provision for loan losses of $4.3 million, as well as an increase in non-interest income of $208,744. Total interest income decreased by $1,660,601 or 8% lower than 2009, while total interest expense fell by $1,571,536 or 24% from 2009. This resulted in a decrease of $89,065 in net interest income for the year ended December 31, 2010, compared to one year earlier.

Net income during 2009 decreased $2,912,910 or 77% compared to 2008 earnings. The decrease in net income was primarily attributable to an increase in the provision for loan losses of $4.5 million, as well as a write-down of $312,716 on available-for-sale securities determined to be other-than-temporarily impaired. Total interest income decreased by $2,918,565 or 12% from 2008, while total interest expense fell by $2,987,882 or 31% from 2008. This resulted in the increase of $69,317 in net interest income for the year ended December 31, 2009, compared to one year earlier.

On a per share basis, net income was $28.94 in 2010 compared to $7.38 in 2009 and $31.84 in 2008. Return on average assets for DBI was 0.85% in 2010 compared to 0.22% in 2009 and 0.96% in 2008. Return on average equity in 2010 was 6.7% compared to 1.7% and 7.2% in 2009 and 2008, respectively.

Income Taxes

DBI recorded a combined federal and state income tax provision of $1,202,380 during 2010, a tax benefit of $656,174 in 2009 and a provision of $383,982 in 2008. These reflect effective income tax rates of 26%, (295%) and 9% in 2010, 2009 and 2008, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income. DBI's 2008 provision for income taxes was reduced by $355,289 from a tax refund.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2010 Average Daily Balance	2010 Income and Expense	2010 Average Yield or Rate	2009 Average Daily Balance	2009 Income and Expense	2009 Average Yield or Rate	2008 Average Daily Balance	2008 Income and Expense	2008 Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$301,339	$16,907	5.61%	$299,369	$17,748	5.93%	$294,363	$20,178	6.85%
Investment securities: (3)									
Taxable securities	37,455	1,033	2.76%	34,150	1,569	4.59%	34,209	1,863	5.45%
Nontaxable securities (2)	28,721	2,269	7.90%	34,888	2,737	7.85%	35,828	2,841	7.93%
Federal funds sold	4,017	10	0.25%	3,573	10	0.28%	3,838	102	2.65%
Other investments	2,835	76	2.68%	5,014	52	1.03%	5,306	100	1.89%
Total Earning Assets	$374,367	$20,295	5.42%	$376,994	$22,116	5.87%	$373,544	$25,084	6.72%
Noninterest-earning assets:									
Cash and due from banks	$11,339			$9,520			$7,740		
Allowance for credit losses	(6,570)			(6,587)			(6,248)		
Premises and equipment	7,415			7,704			8,266		
Other assets	17,532			10,609			13,304		
TOTAL ASSETS	$404,083			$398,240			$396,606		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$19,341	$39	0.20%	$17,548	$53	0.30%	$17,127	$98	0.58%
Savings accounts	17,671	46	0.26%	17,215	51	0.30%	16,654	60	0.36%
Money market accounts	110,211	998	0.91%	92,509	1,009	1.09%	92,640	2,084	2.25%
Time deposits	123,655	2,689	2.17%	135,402	3,958	2.92%	136,662	5,540	4.05%
Short-term borrowing	18,696	162	0.87%	19,261	201	1.04%	16,113	476	2.95%
Long-term debt	27,937	1,052	3.77%	32,176	1,286	4.00%	30,529	1,287	4.22%
Total Interest-Bearing Liabilities	$317,511	$4,986	1.57%	$314,111	$6,558	2.09%	$309,725	$9,545	3.08%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$32,788			$30,384			$31,899		
Other liabilities	1,866			2,063			2,198		
Stockholders' equity	51,918			51,682			52,784		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$404,083			$398,240			$396,606		
Net interest income and rate spread		$15,309	3.85%		$15,558	3.78%		$15,539	3.64%
Net yield on interest earning assets			4.09%			4.13%			4.16%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

(3) Securities are shown at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2010			2009		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	$117	($959)	($842)	$343	($2,773)	($2,430)
Taxable securities	152	(688)	(536)	(3)	(291)	(294)
Nontaxable securities (1)	(484)	16	(468)	(75)	(29)	(104)
Federal funds sold	1	(1)	0	(7)	(85)	(92)
Other investments	(23)	48	25	(5)	(43)	(48)
Total interest income	($237)	($1,584)	($1,821)	$253	($3,221)	($2,968)
Interest expense:						
NOW accounts	$5	($20)	($15)	$3	($47)	($44)
Savings accounts	1	(5)	(4)	2	(11)	(9)
Money market accounts	193	(204)	(11)	(3)	(1,072)	(1,075)
Certificates and other time deposits	(343)	(925)	(1,268)	(51)	(1,532)	(1,583)
Other borrowed funds	(139)	(135)	(274)	181	(457)	(276)
Total interest expense	($283)	($1,289)	($1,572)	$132	($3,119)	($2,987)
Net interest income	$46	($295)	($249)	$121	($102)	$19

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis decreased $249,229 or 2% between 2010 and 2009. The decline is the result of an increase in the average balance of interest-bearing liabilities of $3.4 million and a decrease in the average balance of interest-earning assets of $2.6 million. Despite the decline in net interest income, the net interest spread increased 7 basis points. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The increase is mostly attributable to a lower overall cost of funds, which declined 52 basis points from 2.09% in 2009 to 1.57% in 2010. This improvement was primarily due to a decline in certificate of deposit rates of 75 basis points from prior year. This was partially offset by a decline in the yield earned on assets which fell 45 basis points. The tax-equivalent net interest spread was 3.85% during 2010, compared to 3.78% and 3.64% during 2009 and 2008, respectively.

Net interest income on a taxable equivalent basis remained fairly stable, with a slight increase being recognized between 2009 and 2008. The increase was the result of an improvement in the net interest spread of 14 basis points over the prior year. The increase was mostly attributable to a lower overall cost of funds which declined 99 basis points from 3.08% in 2008 to 2.09% in 2009. This improvement was primarily due to a decline in money market rates of 116 basis points along with the decline in the cost of certificates of deposit of 113 basis points from prior year. This more than offset the decrease in the yield earned on assets which declined 85 basis points.

Noninterest Income

The following table sets forth certain items of noninterest income:

(In thousands)				Percent Increase (Decrease)	
Noninterest income:	2010	2009	2008	2010/09	2009/08
Service fees and commissions	$906	$895	$834	1%	7%
Investment security gains (losses)	68	38	31	79	23
Loan sale gains	300	285	65	5	338
Bank owned life insurance	264	269	261	(2)	3
Other	546	388	410	41	(5)
Total noninterest income	$2,084	$1,875	$1,601	11%	17%

Noninterest income in 2010 was $2,083,986, an increase of $208,744 or 11% over 2009. The increase is due to improvements in several areas. Rental income on other real estate properties increased $76,534 or 77% in 2010 over income posted in 2009 due to rents received on the property held by DBI's real estate subsidiary during most of 2010. Rental income received on the lease of excess office space at the Wrightstown branch resulted in an increase of $45,896 or 414% for the year-ended December 31, 2010 compared to one year earlier. ATM and VISA surcharge income is 20% higher, totaling $261,320 in 2010 compared to $217,359 in 2009. Investment security gains of $68,156 were recognized during 2010, an increase of 79% over the gains in 2009. The securities sales were executed in an effort to increase the credit quality of DBI's investment portfolio.

Noninterest income in 2009 totaled $1,875,242, an increase of $274,139 or 17% over 2008. The increase was primarily the result of loan sales gains of $285,494 recognized during 2009. DSB sold $26.1 million of residential real estate loans to the secondary mortgage market during 2009 compared to $5.9 million in 2008. As a result, gains on the sale of the loans increased $220,555 or 338% over gains recorded in 2008. In addition, service fees and commissions increased $61,037 or 7% to $894,581 during 2009. Service charges and overdraft fees on deposit accounts increased by $89,356, primarily due to increased overdraft charges on deposit accounts and higher service charges on business checking accounts as a result of lower earnings credits. Commissions recorded from the sales of mutual funds, annuities, common stocks and insurance decreased by $35,011. Investment security gains of $38,444 were realized in 2009 due to a restructuring of the portfolio as compared to $31,486 in 2008.

Other-than-Temporary Impairment Losses

In April 2009, the FASB issued guidance under Topic 320, which is discussed in Note 1 to the financial statements above, to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments (OTTI) on debt and equity securities in the financial statements. Under Topic 320, if the determination is made that there is other-than-temporary impairment and that a credit loss exists but the entity does not intend to sell the debt security, and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, the presentation and amount of the OTTI recognized in the statement of earnings is changed. Only the portion related to the credit loss is recognized in the statement of earnings and the impairment related to all other factors is recognized in other comprehensive income.

Two available-for-sale securities that were analyzed for OTTI were determined to be other-than-temporarily impaired during 2009. A portion of the unrealized loss was found to be related to credit loss. As such, $312,716 was written off through the income statement in 2009. Ongoing analysis during 2010 resulted in additional credit losses of $119,772 on one of the two OTTI securities to be recognized through the income statement. Additional details on the analysis that was performed on these securities can be found in Note 3 – Investment Securities.

Noninterest Expense

Total noninterest expense was $10,589,399, an increase of $151,207 or 1% in 2010. Salaries and employee benefits increased 3% or $183,148 during 2010 over expenses recorded in 2009. Net losses recorded on the sales or write-downs of other real estate properties acquired through foreclosure increased $96,602 in 2010 to $126,289 compared to 2009. Occupancy expenses declined by 9% or $105,985 for the year-ended December 31, 2010 from $1,128,484 recorded one year prior.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth certain items of noninterest expense:

(In thousands) Noninterest Expense:	2010	2009	2008	Percent Increase (Decrease) 2010/09	2009/08
Salaries and employee benefits	$6,232	$6,049	$6,418	3%	(6%)
Occupancy expenses	1,022	1,128	1,299	(9)	(13)
Data processing expenses	676	670	658	1	2
Loss on sale of other real estate	126	29	506	334	(94)
Other real estate expenses	457	472	410	(3)	15
Professional fees	364	331	363	10	(9)
FDIC Insurance	649	617	240	5	157
Amortization of intangibles	192	192	192	0	0
Printing and supplies expenses	130	167	143	(22)	17
Directors and committee fees	140	132	131	6	1
Marketing expenses	103	112	109	(8)	3
Other operating expenses	498	539	486	(8)	11
Total noninterest expense	$10,589	$10,438	$10,955	1%	(5%)

Salaries and employee benefits expense increased $183,148 or 3% in 2010. The increase is primarily attributable to an increase in salaries and wages of $418,045 or 9% due to an accrual of $360,000 during 2010 for incentives while there were no incentives accrued during 2009, as well as an increase of $75,000 in deferred compensation for plans that were established in 2010. These increased expenses were partially offset by a decline of $192,115 or 19% in health and life insurance expenses during 2010 resulting from a 50% decrease in the amount of life insurance provided to employees, the introduction of a high deductible health plan with lower premiums, the reduced number of employees covered under the plans and a provider rebate received during 2010 that was not received in 2009. The number of full-time equivalent employees declined from 94 in 2009 to 85 in 2010.

Professional fees increased $32,877 or 10% to $364,110 for the year-ending December 31, 2010 from $331,233 during 2009. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The increase was primarily attributable to legal expenses of $101,482 during 2010 compared to $34,783 in 2009. These expenses were related to items such as foreclosure and collection matters, employment-related issues and regulatory disclosures.

Occupancy expenses decreased by $105,985 or 9% in 2010 primarily as a result of lower depreciation expense, which was $111,360 lower than 2009. That downward trend will continue in 2011 as DBI has no major capital improvement plans. Printing and supplies decreased by $36,822 or 22% during 2010. This decline is primarily attributable to a $15,415 reduction in expenses related to statement printing services that were utilized during most of 2009 but not during 2010.

Total noninterest expense was $10,438,192, a decrease of $516,694 or 5% in 2009 compared to 2008. Net losses recorded on the sales or write-downs of other real estate properties acquired through foreclosure decreased $476,497 in 2009 to $29,687 compared to 2008. Expenses incurred on acquired properties totaled $471,601 in 2009, an increase of $61,845 over 2008. These expenses consisted primarily of costs for real estate taxes, repairs and maintenance, insurance and legal. This resulted in a net improvement in costs related to acquired properties of $414,652 in 2009 from the prior year.

Salaries and employee benefits expense decreased $368,986 or 6% in 2009 versus 2008. The decrease was primarily attributable to a decrease in salaries and wages of $359,382 or 7%, along with a reduction of $155,074 in DBI's contribution to employees' 401(k) plans. The discretionary portion of the 401(k) contribution was 4% in 2008. Given the financial performance during 2009, the Board of Directors voted against funding the discretionary contribution for that year. The number of full-time equivalent employees declined from 95 in 2008 to 94 in 2009. These cost savings were partially offset by an increase in health insurance related expenses of $149,673 or 18% in 2009 from $843,961 in 2008.

Occupancy expenses decreased by $170,670 or 13% in 2009 primarily as a result of lower depreciation expense, which fell by $109,281. Also contributing to the improvement in occupancy expenses was a decline of $45,459 related to equipment maintenance costs.

Professional fees decreased by $32,066 or 9% during 2009. The decrease was primarily attributable to a reduction in expenses related to accounting and auditing services of $46,237 in 2009, along with a decline in legal and recording expenses of $18,273. These improvements were partially offset by an increase in consulting fees of $38,142 due primarily to expenses of approximately $24,000 for an external audit of information technology during 2009.

FDIC insurance premiums increased by $377,432 during 2009 compared to 2008. The significant increase was due to the premium going from 7 basis points in 2008 to 14 basis points in 2009. In addition, a special assessment was charged during 2009 to help fund the costs of bank failures that were depleting the insurance fund. DBI's quarterly premiums averaged $115,019 during 2009 as compared to $59,098 for 2008. The special assessment paid during the third quarter of 2009 was $161,185. As an alternative to an additional special assessment given the strain that bank failures had on the fund, the FDIC required banks to prepay premiums for the 4th quarter of 2009 through the 4th quarter of 2012 as of December 30, 2009. The amount of that prepayment for DSB was $1.8 million, however the expense will be expensed during the period to which it applies.

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2010	2009	2008	Percentage Increase (Decrease) 2010/09	Percentage Increase (Decrease) 2009/08
Cash and due from banks	$16,918	$17,426	$11,226	(3%)	55%
Federal funds sold	18,321	3,500	9,219	423	(62)
Investment securities	63,050	67,115	73,031	(6)	(8)
Loans	299,355	296,633	300,781	1	(1)
Allowance for credit losses	(6,864)	(6,226)	(6,356)	10	(2)
Total assets	420,315	408,357	414,072	3	(1)
Deposits	320,499	306,478	306,001	5	0
Other borrowed funds	43,588	48,821	53,265	(11)	(8)
Stockholders' equity	53,926	51,104	52,227	6	(2)

Loans

Loans secured by residential mortgages totaled $78 million or 26% of total loans, which represented DBI's largest single category of loans at the end of 2010. These loans are substantially all fixed rate loans with original terms of one, three, five and ten years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. DBI offers a Hometown Mortgage product to consumers and held $16.9 million of 10-year fixed rate mortgages yielding 5.43% at year-end 2010. These loans will be held in the portfolio and require amortization over 30 years and a balloon payment at the end of the 10-year term. During 2010, $555,700 of loans secured by residential properties were transferred to acquired properties and $322,612 of charge-offs were recorded on loans secured by residential properties. Also, during 2010, $26.6 million of residential mortgages were sold on the secondary market. Of those loans sold on the secondary market, $6 million was from existing DSB loans that were refinanced. Management attributes the $9.0 million decline in 2010 in residential mortgages to the refinancings, the transfers to acquired properties and the charge-offs.

At December 31, 2010, $96.5 million or 32% of DBI's outstanding loans were deemed "agriculture-related," constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Total agriculture-related loans were down $0.3 million from prior year end, although agricultural real estate loans were up and agriculture production loans were lower. This was partially due to an internal reclassification from production to real estate on loans secured by both as the primary collateral was identified during the annual renewal process.

Commercial loans increased by $15.1 million or 55% in 2010. Management attributes the increase in the commercial portfolio to one large loan that was originated with a 65% USDA guarantee and the purchase of a $6 million participation from a large regional commercial bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

			December 31,				
$(000)s	2010		2009		2008	2007	2006
Real Estate:							
Residential	$77,984	26.1%	$86,975	29.3%	$93,693	$95,108	$98,319
Commercial	58,304	19.5%	58,242	19.6%	53,828	59,169	60,496
Agricultural	71,782	24.0%	54,661	18.4%	47,405	43,445	39,858
Construction	12,793	4.3%	15,737	5.3%	20,200	22,723	27,621
Subtotal Real Estate Loans	$220,863	73.8%	$215,615	72.7%	$215,126	$220,445	$226,294
Commercial	$42,427	14.2%	$27,310	9.2%	$34,172	$33,241	$35,826
Agricultural	24,726	8.3%	42,164	14.2%	41,249	39,582	34,783
Consumer and other	11,339	3.8%	11,544	3.9%	10,234	9,368	9,128
TOTAL	$299,355	100.0%	$296,633	100.0%	$300,781	$302,636	$306,031

The majority of DBI's unsecured loans are comprised of credit card advances, which aggregated $527,689 or 0.17% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $257,321 or 0.09% of total loans outstanding and deposit account overdrafts totaling $69,365 at December 31, 2010.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

		December 31,			
$(000)s	2010	2009	2008	2007	2006
Secured By Real Estate:					
Residential	$2,042	$4,001	$3,063	$3,246	$3,505
Agricultural	0	95	253	366	14
Commercial	5,673	3,167	3,131	3,320	1,868
Construction	402	4,776	8,788	452	1,518
Subtotal Real Estate Loans	$8,117	$12,039	$15,235	$7,384	$6,905
Secured by commercial assets	227	669	252	462	1,055
Secured by agricultural assets	116	13	0	12	0
Secured by other assets	173	32	32	46	40
TOTAL	$8,633	$12,753	$15,519	$7,904	$8,000

Nonaccrual loans declined $4.1 million or 32% in 2010 from the prior year. Approximately 94% or $8.1 million of the total nonaccrual loans at December 31, 2010 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. Commercial real estate loans that are on nonaccrual increased $2.5 million as of December 31, 2010, while construction-related nonaccrual loans declined $4.4 million or 92%. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2010, were $5,910,202 compared to $2,417,557 and $2,494,127 as of year-end 2009 and 2008, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

Potential problem loans totaled $44.1 million at December 31, 2010, compared with $43.0 million one year earlier. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

	Year Ended December 31,				
	2010	2009	2008	2007	2006
(In thousands)					
Nonaccrual Loans (1)	$8,633	$12,753	$15,519	$7,904	$8,000
Other Real Estate Owned	864	1,700	868	2,542	3,788
Total Nonperforming Assets	$9,497	$14,453	$16,387	$10,446	$11,788
Troubled Debt Restructurings	$4,642	$1,185	$1,410	$499	$0
(1) Restructured Loans Included Above	$1,268	$1,233	$1,084	$2,411	$1,618
Nonperforming Loans to Total Loans	2.88%	4.30%	5.16%	2.61%	2.61%
Nonperforming Assets to Total Assets	2.26%	3.54%	3.96%	2.55%	2.93%

Other real estate owned, which is included in other assets, totaled $863,941, $1,700,280 and $867,507 at December 31, 2010, 2009 and 2008, respectively. The other real estate owned at December 31, 2010, consists of seven residential properties valued at $490,700, one commercial property recorded at $287,241, one vacant commercial lot recorded at $30,000 and two residential lots valued at $56,000. DBI acquired 11 properties during 2010 and sold 8 properties. The loss on the sale of the properties during 2010 along with write-offs on properties was $126,289. During 2010, DBI also incurred $456,966 of expenses associated with other real estate. These expenses consisted primarily of real estate taxes, repairs, insurance and legal.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2010:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$42,035	$10,105	$25,844	$77,984
Commercial	30,175	26,141	1,988	58,304
Agricultural	50,338	15,294	6,150	71,782
Construction	8,427	4,296	69	12,792
Subtotal Real Estate Loans	$130,975	$55,836	$34,051	$220,862
Commercial	$20,357	$12,050	$10,020	$42,427
Agricultural	22,220	2,329	172	24,721
Consumer and other	5,646	5,207	492	11,345
TOTAL	$179,198	$75,422	$44,735	$299,355

See Note 13 – Related Party Transactions in the Notes to Consolidated Financial Statements for information concerning aggregate loans to related parties.

Loans maturing in more than one year at December 31, 2010, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$58,754	$15,391	$74,145
Other	39,380	6,633	46,013
TOTAL	$98,134	$22,024	$120,158

MANAGEMENT'S DISCUSSION AND ANALYSIS

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an appropriate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2010, DBI's investment in impaired loans totaled $12,429,653 compared to $13,569,814 one year earlier. The impaired loans required a related allowance for credit losses of $1,403,161 at year-end 2010. Impaired loans are measured at the estimated fair value of the collateral.

In 2010 DBI's provision for credit losses was $1.2 million compared to $5.5 million and $1.0 million during 2009 and 2008, respectively. Net charge-offs were $0.6 million for the year ended December 31, 2010, compared to net charge-offs of $5.6 million and $0.5 million for the years ended 2009 and 2008, respectively. The ratio of allowance for credit losses to total loans was 2.29% at December 31, 2010, compared to 2.10% at December 31, 2009. The net increase to the allowance for 2010 was $0.6 million.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.04% at December 31, 2010, compared to 5.47% and 5.87% at December 31, 2009 and 2008, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and is subject to fluctuations in local economic conditions. DBI has a concentration of agricultural-related loans amounting to approximately 32% of total loans as of December 31, 2010. The factors that influence the agricultural economy are complex and difficult to predict. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $115,635 at December 31, 2010. This represents 0.04% of total loans outstanding and 2.1% of DBI's total past due loans. During 2010 there were $26,782 of net recoveries on loans considered agricultural-related compared to $16,687 of net recoveries during 2009. Management does not believe that the risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2010, of $6,864,497, or 2.29% of total loans, is appropriate to cover credit risks in the loan portfolio.

In 2010 DBI's ratio of charged-off loans to average loans outstanding was 0.29% compared to 1.98% and 0.34% during 2009 and 2008, respectively. During 2010, charge-offs declined $5.1 million or 85.5% from the charge-offs taken during 2009. The category of loans with the largest volume of charge-offs during 2010 was commercial real estate loans, with a total write-down of $367,137.

Changes in the allowance for credit losses in each of the five most recent years were as follows:

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Balance - beginning of year	$6,225,627	$6,355,857	$5,870,512	$5,731,674	$6,400,480
Charge-offs:					
Residential real estate	$322,612	$1,105,430	$558,360	$165,346	$423,189
Commercial real estate	367,137	2,025,388	115,063	100,000	574,089
Agricultural real estate	475	18,448	0	0	0
Construction and land development	38,389	2,458,209	105,476	246,594	455,652
Commercial loans	59,417	233,575	175,724	316,147	441,774
Agricultural loans	0	0	11,269	0	0
Credit cards and related plans	37,459	38,014	15,895	25,054	5,261
Other consumer	35,790	60,213	20,237	19,390	116,036
	$861,279	$5,939,277	$1,002,024	$872,531	$2,016,001
Recoveries:					
Residential real estate	$37,018	$82,418	$26,148	$29,321	$1,940
Commercial real estate	9,781	98,046	384	60,604	22,426
Agricultural real estate	19,122	28,123	0	4,431	0
Construction and land development	71,437	38,534	420,000	0	85
Commercial loans	99,625	268	573	7,931	39,499
Agricultural loans	8,135	7,012	30,436	0	12,352
Credit cards and related plans	3,181	1,179	3,546	2,373	4,199
Other consumer	11,850	52,967	6,282	3,709	9,694
	$260,149	$308,547	$487,369	$108,369	$90,195
Net charge-offs	$601,130	$5,630,730	$514,655	$764,162	$1,925,806
Provision charged to operations	$1,240,000	$5,500,500	$1,000,000	$903,000	$1,257,000
Balance - end of year	$6,864,497	$6,225,627	$6,355,857	$5,870,512	$5,731,674
Ratio of net charge-offs during the year to average loans outstanding during the year	0.20%	1.88%	0.17%	0.25%	0.61%
Ratio of allowance for credit losses to total loans at the end of year	2.29%	2.10%	2.11%	1.94%	1.87%

Deposits

At December 31, 2010, total deposits were $320.5 million, an increase of $14.0 million or 4.6% compared to December 31, 2009. Money market accounts increased $14.1 million or 14.1% over year-end 2009. The average cost of funds for money market accounts was 0.91% in 2010 compared to 1.09% during 2009. NOW account balances were $9.5 million or 46.6% higher at year-end 2010 as compared to the prior year-end. Savings accounts increased $2.5 million or 14.8% over the prior year-end. Non-interest bearing deposits increased by $0.9 million or 2.5% in 2010 compared to year-end 2009. Certificates of deposit decreased by $13.0 million or 9.8% in 2010 compared to year-end 2009. The average cost of funds for certificates of deposits was 2.17% compared to 2.92% one year earlier.

The following table shows, as of December 31, 2010, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$7,794
Over three months through six months	5,427
Over six months through twelve months	9,011
Over twelve months	14,862
Total	$37,094

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the average balance and rate paid on deposits for each of the three most recent fiscal years:

	2010 Average Balance	Rate	2009 Average Balance	Rate	2008 Average Balance	Rate
(In thousands)						
Non-interest bearing accounts	$ 37,966	0.00%	$ 30,384	0.00%	$ 31,899	0.00%
NOW accounts	30,034	0.20%	17,548	0.30%	17,127	0.58%
Savings accounts	19,676	0.26%	17,215	0.30%	16,654	0.36%
Money market accounts	113,472	0.91%	92,509	1.09%	92,640	2.25%
Certificates of deposit	119,352	2.17%	135,402	2.92%	136,662	4.05%
	$ 320,500		$ 293,058		$ 294,982	

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

				Percent Increase (Decrease)	
(In thousands)	2010	2009	2008	2010/09	2009/08
Non-interest bearing accounts	$37,966	$37,052	$39,806	3%	(7%)
NOW accounts	30,034	20,494	17,840	47	15
Savings accounts	19,676	17,137	16,675	15	3
Money market accounts	113,472	99,421	96,165	14	3
Certificates of deposit	119,352	132,374	135,515	(10)	(2)
Total deposits	$320,500	$306,478	$306,001	5%	0%

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of ten years or less while purchases of securities issued by state and local municipalities generally have maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

Investment balances in various categories at the end of the last three years were as follows:

	December 31,					
	2010		2009		2008	
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Government-sponsored agencies	$0	$0	$3,999	$4,002	$6,967	$7,024
U.S. Government-sponsored agency MBS	$20,854	$21,066	$9,682	$9,779	$2,290	$2,363
State and local governments	30,524	30,906	34,687	35,944	41,726	42,917
Residential mortgage-backed securities	12,742	11,078	21,591	18,567	24,506	21,827
TOTAL	$64,120	$63,050	$69,959	$68,292	$75,489	$74,131

Securities available-for-sale and held-to-maturity are combined for 2009 and 2008 in the table presented above.

During 2009 three mortgage-backed securities secured by non-traditional mortgage products were downgraded. These securities were analyzed by a third party to determine whether they were other-than-temporarily impaired and if so, if any credit loss existed. Two of the three holdings were determined to have other-than-temporary impairment and credit losses of $312,716 that were recorded through the income statement in the first quarter of 2009. During 2010, the three securities were evaluated on a quarterly basis. One of the two other-than-temporarily impaired securities was found to have additional credit loss during the year. DBI realized losses of $119,772 through the income statement as of December 31, 2010. DBI will continue to closely monitor the performance of these securities. Note 3 – Investment Securities contains additional detail on the evaluation process.

The following table shows the maturities of investment securities at December 31, 2010, and the weighted average yields of such securities:

(In thousands)	U.S. Government Agency Securities		Mortgage-Backed and Other Securities		State and Municipal Securities		Total Securities	
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
Due in one year or less	$0	0.00%	$765	1.82%	$6,059	8.29%	$6,824	7.57%
Due from one to five years	0	0.00%	24,651	2.83%	5,105	7.37%	29,755	3.75%
Due from five to ten years	0	0.00%	5,961	0.98%	12,037	7.45%	17,998	5.22%
Due after ten years	0	0.00%	2,220	1.39%	7,323	7.38%	9,543	5.90%
TOTAL	$0	0.00%	$33,597	2.47%	$30,524	7.58%	$64,120	4.91%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

Other Borrowed Funds

At December 31, 2010, total borrowings decreased $5.2 million or 11% compared to the previous year-end. DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. At December 31, 2010, DBI had $105.5 million of established lines of credit with $61.9 million in availability. Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

During 2010, borrowings from the FHLB declined from $30.9 million as of year-end 2009 to $23.2 million. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowings under existing lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2010, DACC had established lines of credit of $30.0 million, of which $12.9 million was drawn in the form of short-term notes payable and $6.5 million in long-term notes payable.

DBI had an advance of $1.0 million outstanding during all of 2010 against its $6.0 million line of credit. This draw was done as of December 30, 2009 to fund the transfer of a foreclosed property valued at $1.0 million to DBI Properties, Inc. There were no draws made during 2010.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

(In thousands)	December 31,		
	2010	2009	2008
Short-term borrowings:			
Notes payable to banks	$13,888	$17,971	$22,415
Total short-term borrowings	$13,888	$17,971	$22,415
Long-term debt:			
Federal Home Loan Bank advances	$23,200	$26,600	$26,600
Other long-term debt	6,499	4,250	4,250
Total long-term debt	$29,699	$30,850	$30,850
Total other borrowed funds	$43,587	$48,821	$53,265
Short-term borrowings:			
Average amounts outstanding during the year	$17,608	$19,255	$16,113
Average interest rates on amounts outstanding during the year	0.92%	1.04%	2.96%
Weighted average interest rate at year end	0.89%	1.43%	1.57%
Maximum month-end amounts outstanding	$20,982	$22,163	$22,415

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Resources

Stockholders' equity at December 31, 2010, increased 5.5% to $53,925,824 or $453 per share, compared to $51,103,648 or $431 per share one year ago. Cash dividends of $14.50 were declared in 2010, 2009 and 2008. The dividend payout ratio (dividends declared as a percentage of net income) was 50%, 196% and 46% in 2010, 2009 and 2008, respectively.

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies ("BHC's") with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated BHC's must meet a minimum leverage ratio of at least 3%, while lower rated BHC's must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

	Ratios as of December 31,			Regulatory
	2010	2009	2008	Minimums
Equity as a % of assets	12.8%	12.5%	12.6%	N/A
Core capital as a % of average assets	13.5%	13.2%	13.3%	4.0%
Core capital as a % of risk-based assets	17.0%	16.6%	16.8%	4.0%
Total capital as a % of risk-based assets	18.3%	17.9%	18.1%	8.0%

DBI's core and risk-based capital ratios are well above the regulatory minimums.

The payment of future dividends by DBI is subject to the discretion of its Board of Directors and will depend on many factors, including DBI's operating results, financial condition and capital position. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division, which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provisions have been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB. Management has agreed with regulators to maintain DSB's leverage ratio at a level equal to or exceeding 8% and its risk-based total capital ratio equal to or exceeding 10%.

Management believes that 2011 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. During 2010, DBI received dividends of $1.0 million from DSB and $862,500 from DACC. DACC had net income of $0.6 million, $0.7 million and $0.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2010, was 29.0%.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2010, net cash provided by operating activities which amounted to $5.0 million and the proceeds from the maturity or sale of securities of $24.3 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $14.8 million increase in federal funds sold, the $5.2 million net decrease in borrowings and the payment of $1.7 million in dividends were the major uses of cash during 2010.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $10.0 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 84%, 86% and 87% at December 31, 2010, 2009 and 2008, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank of Chicago ("FHLB"). As of December 31, 2010, the amount owed to the FHLB was $23.2 million. The borrowings are secured by residential mortgages. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $20.0 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2010 DSB sold $26.6 million of residential loans to the secondary mortgage market. In 1999, a $20.0 million line of credit was established with the Federal Reserve Bank. To date, DSB has not borrowed against this line. Other sources of liquidity consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2010, DACC has unused lines of credit of $10.6 million and the parent company has an available line of credit of $5.0 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2010, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2010, is adequate under current economic conditions.

Interest Sensitivity

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2010:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$111,203	$67,969	$25,410	$94,773
Investment securities	5,385	1,518	5,058	51,088
Federal funds sold	18,321	0	0	0
Other	3,806	0	0	803
Total earning assets	$138,715	$69,487	$30,468	$146,664
Interest-bearing deposits	$202,448	$34,924	$24,600	$20,562
Other borrowed funds	14,288	2,000	7,200	20,100
Total interest-bearing liabilities	$216,736	$36,924	$31,800	$40,662
Rate sensitivity gap	($78,021)	$32,563	($1,332)	$106,002
Cumulative rate sensitivity gap	($78,021)	($45,458)	($46,790)	$59,212
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	63.50%	81.65%	83.23%	117.83%
Ratio of cumulative gap to average earning assets	-21.13%	-12.43%	-12.79%	15.53%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months. The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

EMPLOYEES OF DENMARK STATE BANK

Denmark
Debra K. Ausloos
Carol M. Behringer
Christina M. Bienapfl
Melissa S. Brandes
Mary B. Buresh
Sheena M. Craanen
Terese M. Deprey
Hilaria A. Dose
Mary J. Doucha
Lynnette E. Duckett
Donna P. Emmer
Beverly J. Evenson
Jill S. Feiler
Sara L. Fels
Joanna B. Fischer
Bonita M. Gauger
Patricia A. Gremore
Sara J. Halfmann
Dennis J. Heim
Tim L. Henke
Kristine C. Hernandez
Kevin W. Johnsrud
Donna J. Kafka
Melissa M. Kersten
Betty A. Kittell
Ellen M. Klarkowski
Kim M. Kohn
Linda L. Kolarik
Ann M. Kozlovsky
Lawrence J. Kozlovsky
Evonne J. Kreft
Carl T. Laveck
Lynda A. Leanna
Julie A. Lemmens
Lonnie A. Loritz
Stacy L. Magnuson
Rachel J. Markvart
Sandra R. Miller
Shawn E. Mueller
Kristina L. Nelsen
Stephanie M. Nemetz
Sarah L. Neuser
Tamara A. O'Brien

Denmark
John P. Olsen
Tobias H. Olsen
Anna M. Pearson
Stephen N. Peplinski
Tammy A. Pribyl
Charles J. Rabitz
Bonnie L. Reindl
Linda M. Rentmeester
Sarah J. Schley
Diane M. Schlies
Kenneth J. Schneider
Cynthia L. Shimon
Lori A. Sisel
Jeanne M. Swagel
Kimberly J. Tess
Deanna L. Tilot
Jeffrey G. Vandenplas
Samantha M. Van Elzen
Allison J. Van Groll
Leroy M. Verkuilen
Cynthia M. Winiecki
Jeanne L. Wolf
Michelle R. Wotachek

Bellevue
Brenda M. Allen
Mary A. Bauer
Molly J. Carriveau
Joan M. DeGrand
Jodi G. Havlovitz
Amy R. Hertel
Amanda J. Jacquart
Ryan M. Johanek
Chad R. Kofler
Mary E. Kropp
Brittney M. Tollar

Maribel
Edwin R. Duckart
Debbie A. Grenier
Linda M. Kuik
Tami J. Pelischek

Reedsville
Linda L. Beyer
Joan C. Popp
Sara J. Ebert
Darlene F. Schmieder
Gail S. Wegner

Whitelaw
Debra J. Habeck
Deborah L. Kopidlansky
David H. Radue
Richard J. Schmieder
Bonnie M. Vogel
Kristine Weber

Wrightstown
Tiffany L. Allen
Polly L. Novitski
Katherine R. Wilson

DIRECTORS AND OFFICERS

Directors of Denmark Bancshares, Inc.

Janet L. Bonkowski
Public Relations Manager
Schneider National, Inc.
Director of Denmark State Bank

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.
Director of Denmark State Bank

Michael L. Heim
President
Heim Trucking Company
Director of Denmark State Bank

Kenneth A. Larsen, Sr.
Sole Member, K.A. Larsen Consulting, LLC
Director of Denmark State Bank

William F. Noel
Operations Manager
St. Bernard & St. Philip Parishes
Director of Denmark State Bank

John P. Olsen*
CEO and President of Denmark Bancshares, Inc.
CEO of Denmark State Bank
Director of Denmark State Bank

Diane L. Roundy
Director of Business Development
Schenck Business Solutions
Director of Denmark State Bank

Thomas F. Wall*
Chairman of the Board of Denmark Bancshares, Inc.
Retired Sales Account Manager
Natural Beauty Growers
Director and Chairman of the Board Denmark State Bank

Officers of DBI and DSB

John P. Olsen*
CEO and President of Denmark Bancshares, Inc.
CEO of Denmark State Bank
Director of Denmark State Bank

Jill S. Feiler*
President of Denmark State Bank
Vice President and Secretary of Denmark Bancshares, Inc**.**

Carl T. Laveck*
Executive Vice President of Denmark Bancshares, Inc.
Executive Vice President and Chief Credit Officer of
Denmark State Bank

Dennis J. Heim*
Vice President and CFO of Denmark Bancshares, Inc.
Sr. Vice President and CFO of Denmark State Bank

Lonnie A. Loritz*
Vice President and Secretary
Denmark State Bank

David H. Radue
Vice President
Denmark State Bank

Kimberly J. Tess*
Assistant Vice President and Controller
Denmark State Bank

Jeffrey G. Vandenplas
Vice President
Denmark State Bank

* Executive officer

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

	Book Value End of Quarter	Market Value (1)		Dividends
2009		High	Low	
1st Quarter	$429	$475	$475	$7.25
2nd Quarter	427	450	380	
3rd Quarter	433	430	430	7.25
4th Quarter	431	430	400	
2010				
1st Quarter	$440	$450	$400	$7.25
2nd Quarter	441	375	375	
3rd Quarter	452	400	370	7.25
4th Quarter	453	450	400	

1) The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future.
2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of February 22, 2011 DBI had 1,614 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)	For the Quarter Ended			
2009	March 31	June 30	September 30	December 31
Interest income	$5,562	$5,373	$5,180	$5,041
Interest expense	1,800	1,666	1,620	1,472
Provision for credit losses	1,000	1,535	1,200	1,765
Net income	242	178	380	78
Net income per share	2.03	1.50	3.19	0.66
2010				
Interest income	$4,890	$4,930	$4,902	$4,773
Interest expense	1,345	1,275	1,230	1,136
Provision for credit losses	400	330	310	200
Net income	795	840	906	901
Net income per share	6.68	7.07	7.62	7.57

DENMARK BANCSHARES, INC.

EXHIBIT 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
1. Denmark State Bank	Wisconsin
2. Denmark Agricultural Credit Corporation	Wisconsin
2. DBI Properties, Inc.	Wisconsin
3. Denmark Investments, Inc.	Nevada

All subsidiaries listed are 100% directly owned by Denmark Bancshares, Inc. except that Denmark Investments, Inc. is 100% owned by Denmark State Bank.

DENMARK BANCSHARES, INC.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

WIPFLi

Consent of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Denmark Bancshares, Inc.
Denmark, Wisconsin

We consent to the inclusion of our report dated February 22, 2011, relating to the consolidated balance sheets of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also consent to the incorporation by reference in the Registration Statement (No. 333-69551) on Form S-8 of Denmark Bancshares, Inc. of our report dated February 22, 2011, appearing in the Form 10-K of Denmark Bancshares, Inc.

Wipfli LLP

Wipfli LLP

February 22, 2011
Green Bay, Wisconsin

DENMARK BANCSHARES, INC.
EXHIBIT 31.1
CERTIFICATIONS

I, John P. Olsen, CEO and President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Denmark Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: February 22, 2011

John P. Olsen

CEO and President

DENMARK BANCSHARES, INC.
EXHIBIT 31.2
CERTIFICATIONS

I, Dennis J. Heim, CFO, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Denmark Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim

Date: February 22, 2011

Dennis J. Heim
CFO, Vice President and Treasurer

DENMARK BANCSHARES, INC.

EXHIBIT 32.1

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Annual Report on Form 10-K of DBI for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ John P. Olsen
_____
John P. Olsen
CEO and President

/s/ Dennis J. Heim
_____
Dennis J. Heim
CFO, Vice President and Treasurer

Date: February 22, 2011